Exhibit 99.1

OPTHEA

Better Vision.
Healthier Lives.

2024 – 2025 Annual Report

OPTHEA

It is inherently part of the bold risks our industry – and the shareholders who support it – must take to deliver critical medicines and, where possible, change the trajectory of devastating diseases.



About Opthea

Opthea is dedicated to leverage the scientific understanding of VEGF-C and D biology to develop innovative medicines. Our purpose is to make meaningful difference in lives of patients affected by diseases currently sub-optimally managed or untreated.





Chairman's Letter

DR. JEREMY LEVIN

DEAR SHAREHOLDERS,

This past year marked a turning point for Opthea.

After more than 15 years of focused scientific effort, and following promising Phase 2 data, we received the topline data of our two Phase 3 clinical trials—COAST and ShORe—evaluating sozinibercept (OPT-302) for the treatment of wet age-related macular degeneration.

Despite rigorous trial design and execution both trials failed to meet their primary and secondary endpoints. These were clear, unambiguous outcomes. We recognize the depth of disappointment this has caused among patients, our investors, and the broader scientific and clinical communities. These results reflect the reality that, despite the best efforts and planning, late-stage drug development is subject to biological complexity and carries inherent risk. Even robust preclinical data and encouraging early clinical results do not guarantee success in pivotal trials. In recent years, many late-stage trials have produced similar unfortunate outcomes. It is inherently part of the bold risks our industry—and the shareholders who support it—must take to deliver critical medicines and, where possible, change the trajectory of devastating diseases.

Leading up to these results, Opthea had built a strong global team, completed recruitment of nearly 2,000 patients, scaled commercial manufacturing, and begun market preparation. Following the readout of the COAST trial and the subsequent early unblinding of the ShORe trial, the Company entered immediate cash preservation mode. The team was significantly reduced. Several Board members stepped down. I want to acknowledge the dedication and professionalism of our CEO, Fred Guerard, and our CFO, Tom Reilly. Together, they built a world-class clinical and operational team and then managed, with care and responsibility, the difficult process of transition.

> **❝The underlying scientific understanding of VEGF-C/D biology remains relevant and may yet provide a foundation for future research or applications.❞**

It is important to explain why we are only communicating these developments now. The time between the trial readouts and this report reflects the complexity of the process required to review and verify the trial data in full, ensure there were no gaps in the analysis, and conclude negotiations with the holders of our Development Funding Agreement (DFA). These investors are located across several jurisdictions, and the process was lengthy, complex, and technical. All trial and financial disclosures throughout this period were conducted in full compliance with applicable regulatory obligations. I want to emphasize that the discussions were conducted with integrity and goodwill by both parties. I thank our DFA investors for their cooperation and clarity.

Under the original DFA terms, a negative outcome in the trials could have triggered payments of up to USD 680 million, which could have led to the liquidation of the Company. After extensive negotiation, we reached a binding agreement that has allowed Opthea to remain solvent, dual-listed, and with an estimated level of cash reserves sufficient to consider new strategic options.

Now that these negotiations have successfully concluded, Fred has stepped down from September 1st, and Tom will leave on September 15th. I have been nominated to be the Executive Chairman by the Board of Directors. It is an honor for me to serve as Executive Chairman concomitantly to our CEO's departure.

We are now reassessing all options. We do not see a clear future path for sozinibercept in ophthalmology. However, the underlying scientific understanding of VEGF-C/D biology remains relevant and may yet provide a foundation for future research or applications. We are evaluating all remaining assets. Any discussion of future opportunities or potential programs is preliminary, subject to careful review, and does not represent commitment or promise of future development. Our options are broad and the choices will be carefully vetted, assessed and when final, publicly communicated.

In parallel, the Company will gradually reconstitute its Board of Directors, with most members to be based in Australia. Management for the near term, will also be in Australia. This reflects both our heritage and our intent: Opthea is an Australian biotechnology company with a dual-listed presence and a mandate to look outward. If feasible, we will aim to support and grow innovations originating in Australia and bring them to the world. We recognize that our future depends not only on scientific possibilities but also on sound business judgment and clear governance.

We also acknowledge that these developments come at a time of heightened risk in the biotech sector more broadly. Across the industry, multiple high-profile programs have experienced late-stage failures. Investor confidence has been tested. These events underscore the reality of our sector: progress depends on long timelines, deep capital commitments, and outcomes that are never guaranteed.

To our Australian shareholders: thank you. This company was funded by Australian belief in innovation. We understand that biotech is not just an industry it is a national asset, a source of future jobs, treatments, and global influence. Your support allowed this program to be tested at the highest level. That support will not be forgotten.

To all shareholders: we know this result is not what any of us hoped for. We move forward deliberately with clarity and conviction. Thank you for your support.

Sincerely,

Jeremy Levin

Dr. Jeremy Levin
Chairman of the Board





CEO's Letter

FREDERIC GUERARD

DEAR SHAREHOLDERS,

The financial year 2025 was a roller coaster.

Our hopes of seeing our Company's lead product candidate, sozinibercept (OPT-302), become the first treatment in over 15 years to demonstrate superior vision outcomes in wet age-related macular degeneration (wet AMD) were replaced by deep disappointment when the negative topline data of our pivotal program was revealed.

Leading to these results, we had built a best-in-class team which started extensive preparation for the commercial launch. Our manufacturing and regulatory activities were tracking ahead of plan. In parallel, our medical team was able to accelerate the trials readout activities by a few weeks and deliver the COAST (Combination OPT-302 with Aflibercept Study) data ahead of time. These were signs of operational excellence.

Unfortunately, the COAST trial results were negative with none of the primary endpoints being achieved.

Considering these results, our board of Directors, in consultation with our Development Funding Agreement Investors (DFA Investors) endorsed the management recommendation to accelerate the ShORe (Study of OPT-302 in combination with Ranibizumab) trial readout. Like for the COAST trial, none of the primary endpoints were met in the ShORe trial. Sozinibercept combination therapy was well tolerated in both trials.

> **I'd like to take this opportunity to thank our team and the Board of Directors for their exceptional commitment and impeccable professionalism in very difficult circumstances.**

Opthea and the DFA investors agreed to discontinue the development of sozinibercept in wet AMD, a decision which didn't constitute a termination event under the DFA.

The Company went immediately into cash preservation mode, and the team was significantly downsized in April 2025. Our Board of Directors was also reduced from eight to four members in June 2025. Financial contractual arrangements related to the ShORE and COAST programs were terminated by the end of June 2025.

Since it remained possible that under the DFA, in certain circumstances upon or following termination of the DFA, Opthea could have become required to pay a multiple of the amount funded by the DFA Investors, we promptly embarked on negotiations.

I am happy to report that a positive agreement was reached. DFA investors have received a one-time payment of USD 20 million and equity equivalent to 9.9% of the Company in exchange for all remaining liens and obligations being released. Our stock remained in trading halt during these negotiations.

These terms will result in Opthea remaining solvent, dual-listed, and with an estimated USD 15 million of cash to pursue its new strategic goals. I am very grateful to our DFA investors for their understanding and fruitful collaboration which resulted in an improved outcome for our shareholders.

Now that this uncertainty has been resolved, our Board of Directors and I decided it was the right time for me to step down as CEO. I will depart the Company on September 1st. Our CFO, Tom Reilly, will step down on September 15th.

I'd like to take this opportunity to thank our team and the Board of Directors for their exceptional commitment and impeccable professionalism in very difficult circumstances. All of them put the patients' interests first and ensured the clinical trial activities were completed with the utmost level of integrity and compliance, for which I am incredibly grateful.

I would like to thank the patients and physicians who participated in the clinical trials.

Ultimately, every milestone we've reached at Opthea has been made possible by the unwavering support of our shareholders and our shared belief that advancing biomedical science holds the power to transform lives and create a better world.

Sincerely,

Fred Guerard

Frederic Guerard, PharmD
Former Chief Executive Officer,
Opthea (October 27, 2023 – September 1, 2025)

Directors' Report

The Board of Directors of Opthea Limited submits its report for the year ended June 30, 2025 for Opthea and its subsidiaries.

Information about the Directors

The names of Opthea Limited's (the Company or Opthea) Directors in office during the financial year and until the date of this report are as follows:

Jeremy Levin
Non-Executive Director and Chairman

Kathy Connell
Non-Executive Director (appointed November 15, 2024)

Lawrence Gozlan
Non-Executive Director

Julia Haller
Non-Executive Director (resigned June 2, 2025)

Susan Orr
Non-Executive Director (resigned June 2, 2025)

Quinton Oswald
Non-Executive Director (resigned June 2, 2025)

Sujal Shah
Non-Executive Director (resigned effective September 15, 2025)

Anshul Thakral
Non-Executive Director (resigned June 2, 2025)

Megan Baldwin
Executive Director (resigned November 15, 2024)

The qualifications, experience and special responsibilities of the Company's Directors are as follows:

COMPANY SECRETARY

KAREN ADAMS

BBus, CPA GAICD, FGIA FCG

Karen Adams, a fellow of the Governance Institute of Company Secretaries, was appointed as Vice President Finance and Company Secretary on June 15, 2021.

JEREMY LEVIN

PhD, MB BChir
Non-Executive Director and Chairman

Dr. Jeremy Levin has served as the Chairperson of the Board of Directors since October 2020.

Since 2015 Jeremy has served as the Chief Executive Officer of Ovid Therapeutics Inc., and since 2014, as Chairperson of the board of directors, of Ovid. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions.

Dr. Levin also served as a member of the executive committee at Bristol Myers Squibb Company. Dr. Levin earned a BA in Zoology, a MA in Cell Biology and a PhD in Chromatin Structure, all from University of Oxford, and a MB BChir from the University of Cambridge.

Directors' Report (continued)

KATHY CONNELL

Non-Executive Director

Kathy Connell was appointed as a Non-Executive Director of Opthea in November 2024 and is Chairman of the Remuneration Committee.

Kathy Connell is an internationally recognised healthcare and life sciences leader with deep and broad investment and licensing expertise, delivering a solid track record of value creating deals across pharmaceuticals, medtech, vaccines consumer and digital healthcare for some of the world's largest companies.

For the past 20 years, Kathy has held senior executive leadership positions in biotechnology, pharmaceutical, medical device and consumer health sectors specialising in business development, licensing, acquisitions and venture investment, as well as having worked in healthcare and Life Sciences executive search and management consulting with Korn Ferry. During her tenure at Johnson & Johnson and Sanofi, Kathy led external innovation investment, licensing and acquisition across ANZ, with more than $US1 billion of capital being deployed in Australia with industry, academia, VCs and government organisations. A dedicated advocate of diversity, equity and inclusion, Kathy co-founded Medicines Australia's Pharmaceutical Australia Inclusion Group (PAIG) – a special working group designed to foster diverse and inclusive corporate cultures and was awarded BioMelbourne Network's Woman of the Year in 2018 for her leadership in supporting Australia's high priority strategic growth sectors of biotech, medtech and pharmaceuticals.

Kathy serves as a Non-Executive Director for ASX listed biotechnology company Avecho (drug delivery company), Proto Axiom (biotech investment company with an incubation arm) and BioNSW (Life Sciences industry association) as well as an advisory board member for Flinders University Medical Device Research Institute. Kathy is a registered psychologist, holding tertiary degrees and qualifications in Applied Science, Psychology, Mediation and Law as well as being a Graduate of the Australian Institute of Company Directors.

LAWRENCE GOZLAN

BSc (Hons)
Non-Executive Director

Lawrence Gozlan was appointed as a Non-Executive Director of Opthea in July, 2020 and is Chairman of the Nomination & Governance Committee. Mr. Gozlan, a biotechnology investor and advisor, is the Life Sciences Investment Manager at Jagen Pty Ltd, an international private investment organization. Mr. Gozlan is also the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively on life sciences. Scientia was founded to provide high level expertise and to manage investments or high-net-worth individuals, family offices and institutional investors wanting exposure to the life sciences industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC ("the Queensland Investment Corporation"), an investment fund with over $60 billion under management.

He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life science companies at Deloitte. Mr. Gozlan holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

SUJAL SHAH

MSc
Non-Executive Director

Sujal Shah was appointed as a Non-Executive Director of Opthea on April 4, 2024 and is Chairman of the Audit & Risk Committee. Mr. Shah is an accomplished biopharmaceutical executive with extensive leadership and product development experience and a track record in capital formation that complements the deep expertise in retinal disease, especially wet AMD, of the Opthea Board. Most recently, Mr. Shah served as President and Chief Executive Officer of CymaBay Therapeutics which was acquired by Gilead Sciences for approximately $4.3 billion in total equity value in March 2024.

Directors' Report (continued)

Directorships of other listed companies

Directorships of other listed companies held by Directors in the three years immediately before the end of the financial year are as follows:

Director	Company	Period of directorship
Jeremy Levin	Ovid Therapeutics Inc (NASDAQ)	Since 2014
Lawrence Gozlan	Alterity Therapeutics Limited (ASX)	Since 2011
	Enlitic (ASX)	Since 2019
Julia Haller (resigned June 2, 2025)	Bristol Myers Squibb (NYSE)	Since 2019
	Outlook Therapeutics (NASDAQ)	Since 2022
Kathy Connell	Avecho (ASX)	Since 2024

Directors' interests

At the date of this report, the relevant interests of each Director of the Company in the contributed equity of the Company are as follows:

	Fully paid ordinary shares	Options/ Rights granted under LTIP and NED plans
Jeremy Levin	31,496	5,000,000
Megan Baldwin (resigned November 15, 2024)	195,299	8,100,000
Lawrence Gozlan	1,877,357	5,000,000
Julia Haller (resigned June 2, 2025)	–	3,000,000
Susan Orr (resigned June 2, 2025)	–	3,000,000
Quinton Oswald (resigned June 2, 2025)	–	3,000,000
Sujal Shah (resigned effective September 15, 2025)	–	2,000,000
Kathy Connell (appointed November 15, 2024)	–	500,000
Anshul Thakral (resigned June 2, 2025)	–	3,000,000

Directors' Report (continued)

Share options

As of June 30, 2025 and the date of this report, details of Opthea's interests under option are as follows:

LONG-TERM INCENTIVE AND NON-EXECUTIVE DIRECTOR SHARE AND OPTION PLANS

During the 2021, 2022, 2023, 2024 and 2025 financial years the Company granted 44,427,000 options and performance rights and 11,881,500 ADS options to employees and Directors under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED) Plans, which remain available to purchase the equivalent ordinary shares.

Grant date	Expiry date	Granted to	Exercise price	Granted
October 19, 2021	October 18, 2025	Directors under the NED Plan	$0.948	2,000,000
October 19, 2021	October 18, 2025	Employees under the LTIP	$0.948	2,000,000
April 21, 2022	April 21, 2026	Directors under the NED Plan	$0.75	2,000,000
June 6, 2022	June 6, 2032	Employees under the LTIP	$1.46	800,000
November 16, 2022	November 16, 2032	Directors under the NED Plan	$0.658	3,500,000
November 16, 2022	November 16, 2032	Directors under the NED Plan	$0.672	2,000,000
November 16, 2022	November 16, 2032	Employees under the LTIP	$0.658	3,000,000
December 13, 2022	December 13, 2032	Employees under the LTIP	$0.644	250,000
September 18, 2023	September 18,2033	Employees under the LTIP	$0.264	120,000
October 10, 2023	October 10, 2033	Employees under the LTIP	$0.205	2,230,000
November 30, 2023	November 30, 2033	Employees under the LTIP	$0.261	3,000,000
November 30, 2023	November 30, 2033	Directors under the NED Plan	$0.382	4,500,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$0.276	2,627,200
November 15, 2024	November 15, 2034	Directors under the NED Plan	$0.426	13,000,000
November 15, 2024	November 30, 2033	Directors under the NED Plan	$0.426	500,000
				41,527,200

Grant date	Expiry date	Granted to	Exercise price	Number of performance rights
October 19, 2021	October 19, 2031	Employees under the LTIP	$ Nil	1,600,000
November 16, 2022	November 16, 2032	Employees under the LTIP	$ Nil	650,000
November 16, 2022	November 16, 2032	Director under the NED	$ Nil	650,000
				2,900,000

Directors' Report (continued)

Grant date	Expiry date	Granted to	Exercise price	Number of ADS options
January 10, 2022	January 10, 2032	Employees under the LTIP	$7.51	150,000
March 1, 2022	March 1, 2032	Employees under the LTIP	$6.01	300,000
April 18, 2022	April 18, 2032	Employees under the LTIP	$6.09	80,000
May 23, 2022	May 23, 2032	Employees under the LTIP	$7.12	80,000
June 1, 2022	June 1, 2032	Employees under the LTIP	$7.45	80,000
June 20, 2022	June 20, 2032	Employees under the LTIP	$5.52	60,000
July 1, 2022	July 1, 2032	Employees under the LTIP	$6.35	175,000
October 24, 2022	October 24, 2032	Employees under the LTIP	$4.85	300,000
October 28, 2022	October 28, 2032	Employees under the LTIP	$5.17	20,000
January 16, 2023	January 16, 2033	Employees under the LTIP	$4.93	50,000
February 1, 2023	February 1, 2033	Employees under the LTIP	$5.24	75,000
February 13, 2023	February 13, 2033	Employees under the LTIP	$5.15	25,000
April 18, 2023	April 18, 2033	Employees under the LTIP	$3.54	110,000
October 27, 2033	October 27, 2033	Employees under the LTIP	$1.66	2,700,000
October 27, 2033	October 27, 2033	Employees under the LTIP	$1.66	900,000
November 1, 2023	November 1, 2033	Employees under the LTIP	$1.66	15,000
November 20, 2023	November 19, 2033	Employees under the LTIP	$1.83	100,000
November 22, 2023	November 21, 2033	Employees under the LTIP	$1.89	30,000
February 1, 2024	February 1, 2034	Employees under the LTIP	$2.76	548,000
April 1, 2024	April 1, 2034	Employees under the LTIP	$4.14	50,000
April 3, 2024	April 3, 2034	Employees under the LTIP	$3.95	80,000
April 8, 2024	April 8, 2034	Employees under the LTIP	$3.75	160,000
May 1, 2024	May 1, 2034	Employees under the LTIP	$3.34	50,000
June 3, 2024	June 3, 2034	Employees under the LTIP	$2.66	135,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	1,976,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	240,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	240,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	1,480,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	200,000
September 16, 2024	September 16, 2034	Employees under the LTIP	$3.15	62,500
November 4, 2024	November 4, 2034	Employees under the LTIP	$4.34	2,010,000
December 12, 2024	December 12, 2034	Employees under the LTIP	$3.30	125,000
				12,606,500

Grant date	Expiry date	Granted to	Exercise price	Number of ADS options
February 20, 2024	February 20, 2034	Contractor under further terms	$3.03	250,000
April 1, 2024	April 1, 2034	Contractor under further terms	$4.14	27,000
				277,000

Note: 1 ADS option when converted is the equivalent of 8 Ordinary shares.

The Remuneration Report section of this report contains details on the terms and conditions of the options granted under the Company's LTIP and NED Plans.

Directors' Report (continued)

Dividends

No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Principal activities

The principal activity of Opthea Limited is to research and develop novel therapeutic products based on targeting Vascular Endothelial Growth Factors (**VEGF**) C, D and R3.

Opthea's lead asset, sozinibercept was being developed as a novel, first-in-class VEGF-C/D 'trap' inhibitor designed to be used in combination with standard-of-care anti-VEGF-A therapies to improve vision in wet AMD patients, many of whom respond sub-optimally or become refractory to existing therapies. Sozinibercept had the potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live more independently and have a better quality of life. During 2024-2025 Opthea's principal activities included progression of the Company's Phase 3 registrational trials of sozinibercept for wet AMD through to top-line data read out.

In March 2025 the Company announced the Phase 3 trials did not meet their primary endpoints. Since March of 2025 the company has been closing all clinical and regulatory activities associated with the Wet AMD program.

Opthea intends to continue operations and reformulate its anti-VEGF compounds to treat diseases known to be mediated by VEGF C, D and R3.

Operating and financial review

FINANCIAL PERFORMANCE

The consolidated results of Opthea and its subsidiaries (the Group) for the year reflect the Group's investment in advancing and as a result of the negative Phase 3 trials, termination costs for sozinibercept in wet AMD.

A summary of the results is as follows:

- The major expenditure of the Group has been in relation to Research & Development ("R&D"), in particular costs associated with the Phase 3 clinical trials;
- Total R&D expenditure amounted to US$126,832 thousand (2024: US$176,326 thousand). Including personnel costs and other R&D support costs, total expenditure in R&D tax claim amounted to US$16,535 thousand (2024: US$23,899 thousand);
- Opthea received an R&D tax incentive payment during the year of US$10,398 thousand (2024: US$5,926 thousand); and
- The consolidated net loss of the Group for the year was US$162,791 thousand after an income tax benefit of US$6,947 thousand (2024: loss of US$220,242 thousand after an income tax benefit of US$9,412 thousand).

FINANCIAL POSITION

The Group's statement of financial position includes the following key balances:

- Consolidated cash balances as of June 30, 2025 amounted to US$48,443 thousand (2024: US$172,471 thousand);
- Receivables of US$7,606 thousand (2024: US$11,824 thousand) include the Opthea Group's expected refund of R&D tax incentives for the year to June 2025 of US$7,187 thousand (2024: US$10,398 thousand);
- The Group has a net current liability of US$201,069 thousand (2024 net current asset: US$124,137 thousand); and
- The net tangible asset backing per share as at June 30, 2025 was (US$0.16) (2024: (US$0.07)); Opthea's share price was A$0.60 (2024: A$0.35).

Directors' Report (continued)

OPTHEA: COMPANY OVERVIEW

Opthea is an ASX-listed biopharmaceutical company which researches and develops novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

Since 2014, Opthea has been committed to the development of new therapies for the treatment of serious eye diseases that affect the back of the eye, or retina, and lead to vision loss.

Opthea's lead candidate was sozinibercept a first-in-class VEGF-C/D trap inhibitor being developed for use in conjunction with VEGF-A inhibitors for the treatment of wet AMD and other retinal diseases.

Sozinibercept was differentiated with a key objective to improve visual gains and the potential to also produce more sustained, durable clinical outcomes for patients. The majority of agents currently in clinical development are seeking to reduce the frequency of patient treatments, rather than provide superior vision gains for those affected by retinal diseases. With a scarcity of combination therapies in development that may offer improved outcomes for retinal disease patients, and with positive superiority Phase 2b data in wet AMD, we believed sozinibercept was a promising drug candidate with large commercial potential as it advanced through the final stage of clinical development, Phase 3 pivotal trials.

BUSINESS RISKS

Opthea is a clinical-stage biopharmaceutical company with no products approved for commercial sale and no current product candidates. In March 2025, after the primary endpoints were not met in Opthea's COAST and ShORe Phase 3 trials, Opthea and the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD, and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. Following the DFA Settlement, Opthea's Board of Directors is conducting a full strategic review of Opthea's business and is focused on reformulating Opthea's portfolio of drug candidates to treat diseases known to be mediated by VEGF-C and/or VEGF-D. The first phase of the strategic review will be focused on reformulating Opthea's portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering Opthea's portfolio of drug candidates to other organs. To implement phase one, Opthea has already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. Following completion of phase one and subject to the successful reformulation of one of Opthea's drug candidates targeting VEGF-C and/or VEGF-D, Opthea will look to conduct clinical trials of any future drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. Opthea will not be able to generate product revenue unless and until any future product candidate, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although Opthea may seek to obtain revenue from collaboration or licensing agreements with third parties, Opthea currently has no such agreements that could provide Opthea with material, ongoing future revenue and Opthea may never enter into any such agreements. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. Opthea has not generated any revenue from product sales to date, and Opthea continues to incur significant research and development and other expenses related to its ongoing operations.

Directors' Report (continued)

Opthea is not profitable and has incurred net losses since its inception. Opthea's total comprehensive losses were US$220.2 million and US$162.8 million for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2025, Opthea had an accumulated loss of US$742.5 million. Opthea expects to continue to spend significant resources to fund its strategic review, including research and development of, and seeking regulatory approvals for, other future product candidates. Following the DFA Settlement, as of August 20, 2025 Opthea has $20 million in cash on hand. Opthea has no other committed external source of funds. Opthea expects that its current cash balance will be sufficient to fund operations into the fourth calendar quarter of 2026. Opthea has based this estimate on assumptions that may prove to be wrong, and Opthea could use its capital resources sooner than currently expected, requiring Opthea to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. The estimate is also dependent on whether the reformulation process is successful and the nature and size of clinical trials to be conducted in the future.

Due to uncertainties regarding Opthea's future operations following the strategic review and the potential for future clinical trials of our drug candidates in other disorders, Opthea may need to raise additional capital, the timing and amount of which is unknown at the time. If any potential product candidate is approved for commercial sale, the commercialization expenses will increase significantly if Opthea seeks a commercialization partner or establishes sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, Opthea's accumulated losses will also increase significantly. Opthea may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect Opthea's business. The size of Opthea's future net losses will depend, in part, on the rate of future growth of its expenses and ability to generate revenue. Opthea's prior losses and expected future losses have had and may continue to have a negative impact on Opthea's shareholders' equity and working capital. Even if Opthea eventually generates product revenue, Opthea may never be profitable. Other risk factors that are relevant to Opthea are described in the section titled "Risk Factors" in Opthea's latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

SOZINIBERCEPT: OPTHEA'S PHASE 3 ASSET FOR THE TREATMENT OF WET AMD

Wet AMD is associated with vascular proliferation and fluid accumulation at the back of the eye in a region of the central retina or macula that is needed for sharp, central vision. Vessel growth and vascular leakage are primarily driven by members of the vascular endothelial growth factor ("VEGF") family, which comprises five members including VEGF-A, VEGF-B, VEGF-C, VEGF-D and placenta growth factor ("PlGF"). Elevated levels of these factors are associated with retinal disease progression.

Current treatments, as well as many agents currently in clinical development for wet AMD and DME, share a common mechanism of action by inhibiting VEGF-A. Sozinibercept has a differentiated mechanism of action by binding and blocking the activity of VEGF-C and VEGF-D, which are also important stimulators of blood vessel growth and vascular leakage and implicated in the progression of retinal diseases. Sozinibercept is a soluble fusion protein consisting of the first three extracellular domains of VEGFR-3 fused to the Fc fragment of human immunoglobulin G1 (IgG1). Sozinibercept binds or "traps" VEGF-C and VEGF-D with high affinity, blocking the activity of both proteins.

Sozinibercept is administered by intravitreal injection into the eye, which is the same route of administration as approved, standard-of-care treatments for wet AMD. By combining administration of sozinibercept, with a VEGF-A inhibitor through sequential intravitreal injections, broader blockade of important signaling pathways that contribute to the pathophysiology of retinal diseases can be achieved, which may improve visual acuity and retinal swelling in patients. In addition, inhibition of VEGF-A results in compensatory upregulation of VEGF-C and VEGF-D that may limit the efficacy of selective VEGF-A inhibitors. Sozinibercept blocks this mechanism of resistance to existing therapies which may then result in improved and more durable clinical responses.

Directors' Report (continued)

OPERATIONAL UPDATE

Over the past 12 months, Opthea continued to advance its clinical development program investigating sozinibercept as a combination therapy for wet AMD. The majority of the Company's activities were focused on progressing its Phase 3 pivotal program and finalizing patient recruitment of the ShORe and COAST clinical trials. Opthea completed enrollment of the COAST trial in February 2024 (n=998) and ShORe trial in May 2024 (n=986). Throughout the year, Opthea continued to manufacture sozinibercept (OPT-302) to current good manufacturing practices, or cGMP standards for use in the clinical trials and for pre-commercial purposes. The Company also conducted activities to support commercialization of the product, included enhancing its presence at clinical ophthalmology conferences and symposia. In addition, the Company participated in several investment events focused on emerging ophthalmology companies. These increased efforts were further facilitated by the growth of Opthea's management team in the U.S. to execute its Phase 3 program and begin pre-commercialization activities.

Sozinibercept was advanced into Phase 3 pivotal trials based on clinical experience to date, which includes three completed clinical trials. At the annual American Society of Retinal Specialists meeting in August 2023, a pooled safety analysis of 399 patients from completed sozinibercept trials was presented. The presentation concluded that the safety data from our completed sozinibercept trials show sozinibercept combination therapy has a safety and tolerability profile comparable to standard-of-care anti-VEGF-A monotherapy.

Notably from our previously completed clinical trials, the statistically significant superiority in visual gains from the Company's 366-patient, randomized, sham controlled Phase 2b clinical trial in treatment naïve wet AMD patients informed the design of the Phase 3 program.

In July 2023, Opthea announced "sozinibercept" as the non-proprietary drug name for OPT-302. The American Medical Association's United States Adopted Names (USAN) Council, in consultation with the World Health Organization's International Non-proprietary Names (INN) Expert Committee, approved and adopted the non-proprietary drug name.

OPTHEA'S PHASE 3 PIVOTAL TRIALS – SHORE AND COAST

Opthea's Phase 3 program consisted of two concurrent, global, multi center, randomized, sham controlled trials:

- **ShORe:** Study of sozinibercept in combination with Ranibizumab (Study OPT-302-1004); and
- **COAST:** Combination sozinibercept with Aflibercept Study (Study OPT-302-1005). Both ShORe and COAST enrolled treatment-naïve patients.

In ShORe, treatment naïve patients with wet AMD were randomized to one of three treatment arms to receive standard-of-care 0.5 mg ranibizumab every four weeks in combination with either 2.0 mg sozinibercept on a standard every four weeks dosing regimen or 2.0 mg sozinibercept on an extended every eight weeks dosing regimen, after three monthly loading doses, or with sham injections every four weeks.

In COAST, treatment-naïve patients with wet AMD were randomized to one of three treatment arms to receive standard-of-care 2.0 mg aflibercept on its every eight-week dosing regimen, after three monthly loading doses, in combination with either 2.0 mg sozinibercept on a standard every four weeks dosing regimen or 2.0 mg sozinibercept on an extended every eight weeks dosing regimen, after three monthly initiating doses, or with sham injections every four weeks.

These trials enrolled 1,984 patients worldwide. Enrollment of the COAST trial completed in February 2024 with 998 patients, and ShORe trial enrollment closed in May 2024 with 986 patients. The primary endpoint for both trials was mean change in visual acuity from baseline to week 52 for sozinibercept and anti-VEGF-A combination therapy compared to anti-VEGF-A monotherapy, with the Company intending to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively following completion of this primary efficacy phase of the trials. Each patient will continue to be treated for a further year to evaluate safety and tolerability over a two-year period.

Directors' Report (continued)

In March 2025, Opthea announced the COAST Phase 3 trial did not meet its primary or secondary endpoints. As a result of the COAST trial endpoints the management team and Board of Directors in consultation with the DFA investors determined the most appropriate course of action for wet AMD patients and shareholders and other stakeholders was to accelerate the timing of the ShORE trial topline data.

In March 2025, Opthea announced the ShORE trial did not meet its primary or secondary endpoints. Following the negative topline data of both COAST and ShORE trials Opthea, in consultation with the DFA investors determined to terminate the sozinibercept in wet AMD.

CORPORATE UPDATE

In August 2022, Opthea announced a non-dilutive financing transaction under a Development Funding Agreement (DFA) for up to US$170.0 million from Carlyle and its life sciences franchise Abingworth, working with their recently formed development company Launch Therapeutics ("Launch Tx"). The non-dilutive financing consisted of a US$120.0 million commitment and an option to increase funding by a further US$50.0 million. If sozinibercept is approved in a major market, Carlyle and Abingworth will be eligible to receive seven fixed success payments over six years, and variable success payments of 7% on annual net sales, which terminate after reaching four times the funded amount. In December 2023, Opthea drew the final US$50.0 million tranche from Abingworth and also secured the US$50.0 million option from a co-investor under the similar terms, bringing in US$85.0 million for fiscal year 2024 for a total of $170.0 million in capital from the DFA.

In August 2023, Opthea announced a non-underwritten institutional placement ("Placement") and accelerated non-renounceable entitlement offering of A$90.0 million (approximately US$58.2 million). The retail component of the 2023 Equity offering closed September 2023.

In June 2024, Opthea announced its plan to raise up to approximately A$227.3 million (US$151.9 million) via an approximately A$10.0 million (US$6.6 million) placement ("Placement") and an approximately A$217.3 million (US$143.4 million) Accelerated Non-Renounceable Entitlement Offer ("ANREO" or "Entitlement Offer"). The Company successfully completed the institutional component of the capital raising on June 12, 2024. Together, the non-underwritten institutional placement and the institutional component (Institutional Entitlement Offer) of the partially underwritten ANREO raised approximately A$171.5 million (US$114.3 million). The Institutional Entitlement Offer alone raised approximately A$161.5 million. The Retail Entitlement Offer opened on June 19, 2024, to eligible shareholders and closed on July 10, 2024. Opthea announced the results of the fully underwritten Retail Entitlement Offer on July 14, 2024. The Retail Entitlement Offer raised gross proceeds of approximately A$55.9 million (US$37.6 million).

In March 2025, following the negative topline data of the COAST and ShORE trial, Opthea in consultation with the DFA investors determined to terminate the Sozinibercept wet AMD program. Opthea determined that this was in the best interests of Opthea shareholders, including to preserve cash. Since these negative Phase 3 results, Opthea has reduced the work force by over 80%, reduced the Board of Directors by 50%, renegotiated all contracts related to the clinical trials and had active discussions with the DFA investors to settle the DFA arrangements. As announced on August 18 (US)/August 19 (Australia), Opthea has agreed to settle with the DFA investors with a cash payment of US$20 million and 9.99% equity stake in the Company (equivalent to 136.7 million common shares). These settlement arrangements include termination of the DFA and all liens and security interests.

Opthea believes that its existing cash and cash equivalents as of June 30, 2025, will enable us to fund our operating, research and development, general and administrative, and other expenses into 2026.

Directors' Report (continued)

The amounts and timing of Opthea's expenditures will depend upon and may continue to be impacted by numerous factors, including the results of its research and development efforts, the timing and success of ongoing clinical trials or clinical trials that Opthea may commence in the future, the rate of patient recruitment into the trials, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist Opthea with clinical development, including clinical research organizations ("CROs"), and macroeconomic challenges. Opthea has in the past incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials and may continue to incur higher than expected costs for such activities in the future. Opthea has based its beliefs and expectations stated above on assumptions that may prove to be wrong. Opthea may also experience future delays in its clinical development including due to the factors and conditions set forth above or other factors that Opthea cannot presently anticipate, and may use its available capital resources sooner than Opthea currently expects.

There is no guarantee that Opthea will be able to reformulate its drug candidates including OPT-302 for use in treating other diseases, that it will be successful in its patent application or that any future clinical trials will be successful. Therefore, a material uncertainty exists that may cast significant doubt as to whether Opthea will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Significant changes in the state of affairs

In the opinion of the Directors, there were several significant changes in the state of affairs of the Company that occurred during the financial year including:

- change in senior management;
- completed operational spending associated with ShORe and COAST clinical trials; and
- reduction in staff of approximately 85% and 50% of the Board of Directors.

Future developments

Opthea's key objective over the next 12 months is to continue operations targeting Vascular Endothelial Growth Factors ("VEGF") and to reformulate its anti-VEGF compounds, including OPT-302, to treat diseases known to be mediated by VEGF-C, D and R3. This signifies a shift from Opthea's previous focus on the development and commercialization of its existing compounds for the treatment of wet AMD (including through the COAST and ShORE trials), to the use of its existing compounds to potentially treat other diseases.

Opthea has previously explored the application of anti-VEGF compounds for diagnosing diseases where elevated VEGF-C and D serum levels correlate with disease severity. Opthea believes that OPT-302 has promising application to the treatment of these diseases.

Significant events after balance date

On August 19, 2025, Opthea announced the successful completion of a settlement agreement with the Development Funding Agreement investors. This settlement includes a payment of US$20 million plus equity placement of 9.99% of share capital equivalent to 136,661,003 ordinary shares. The settlement agreement facilitated the release of the security interests and liens over the Company assets and termination of the DFA.

Besides the above, there are no other significant events after June 30, 2025, to report.

Directors' Report (continued)

Environmental regulations

The Company is not subject to significant environmental regulations.

Indemnification and insurance

During the financial year ended June 30, 2025, the Company indemnified its Directors, the company secretary and executive officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors, the company secretary and executive officers against any liability incurred by them in their capacity as Directors, company secretary or executive officers in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, the company secretary and executive officers for the financial year ended June 30, 2025. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the *Corporations Act 2001* to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Directors' meetings

The number of meetings of directors and meetings of committees of the Board held during the year are set out below. Attendance by the Directors at these meetings as relevant to each of them is as shown. It is the Company's practice to invite all directors to committee meetings irrespective of whether they are members.

		Meetings of committees			
	Directors' meetings	Audit and risk	Nomination and governance	Clinical/ research and development	Remuneration
Number of meetings held	11	5	4	1	6
Number of meetings attended:					
Jeremy Levin	11	–	4	–	–
Megan Baldwin (resigned as Executive Director November 15, 2024)	2	–	–	–	–
Lawrence Gozlan	11	–	4	–	6
Julia Haller (resigned June 2, 2025)	11	–	–	1	–
Susan Orr (resigned June 2, 2025)	11	5	–	1	–
Quinton Oswald (resigned June 2, 2025)	11	5	–	1	5
Sujal Shah (resigned effective September 15, 2025)	11	5	–	–	–
Kathy Connell (appointed November 15, 2024)	9	–	–	–	1
Anshul Thakral (resigned June 2, 2025)	11	–	4	1	6

Directors' Report (continued)

COMMITTEE MEMBERSHIP

During the year, the Company had Audit and Risk, Remuneration, Clinical and Research and Development and Nomination committees. Members acting on the committees of the Board during the year were:

Audit and risk	Nomination	Clinical/research and development	Remuneration
Sujal Shah (Chairman)	Anshul Thakral (Chairman, July 1, 2024 – February 26, 2025)	Susan Orr (Chair) (July 1, 2024 – June 2, 2025)	Lawrence Gozlan
Lawrence Gozlan (June 2, 2025 – current)	Lawrence Gozlan (Chairman, appointed February 26, 2025)	Quinton Oswald (July 1, 2024 – June 2, 2025)	Anshul Thakral (Chairman, July 1, 2024 – February 26, 2025)
Quinton Oswald (July 1, 2024 – June 2, 2025)	Kathy Connell (June 2, 2025 – current)	Julia Haller (July 1, 2024 – June 2, 2025)	Julia Haller (July 1, 2024 – February 26, 2025)
Susan Orr	Jeremy Levin	Anshul Thakral (July 1, 2024 – June 2, 2025)	Quinton Oswald (July 1, 2024 – June 2, 2025)
Kathy Connell (June 2, 2025 – current)	Quinton Oswald (June 7, 2023 – February 9, 2024)	Fred Guerard	Kathy Connell (Chairperson) (appointed Chair February 26, 2025)
			Jeremy Levin (June 2, 2025)

Auditor's independence declaration

The Directors have obtained a declaration of independence from Deloitte Touche Tohmatsu, the Company's auditors, which is set out on page 94 and forms part of the directors' report for the financial year ended June 30, 2025.

Proceedings on behalf of the Company

There were no persons applying for leave under section 237 of the *Corporations Act 2001* to bring, or intervene in, proceedings on behalf of the Company.

Directors' Report (continued)

Remuneration report – audited

This remuneration report, which forms part of the directors' report, sets out information about the remuneration of Opthea Limited's Key Management Personnel for the financial year ended June 30, 2025. Following are the major topics covered in this report:

1. Key Management Personnel
2. Remuneration Philosophy
3. Remuneration Committee
4. Diversity
5. Categorization of Key Personnel
6. Remuneration Framework
7. Service Contracts
8. Valuation of Shares
9. Additional Information

KEY MANAGEMENT PERSONNEL

The remuneration report details the remuneration arrangements for Key Management Personnel ("KMP") who are defined as those people having authority and responsibility for planning, directing, and controlling the major activities of the Group, directly or indirectly. The table below outlines the KMP of the Group during the financial year ended June 30, 2025. The individuals were KMP for the entire financial year, except were indicated in the table below:

Non-Executive Directors	
Jeremy Levin	Chairman, Non-Executive Director
Lawrence Gozlan	Non-Executive Director
Julia Haller (resigned June 2, 2025)	Non-Executive Director
Susan Orr (resigned June 2, 2025)	Non-Executive Director
Quinton Oswald (resigned June 2, 2025)	Non-Executive Director
Sujal Shah (resigned effective September 15, 2025)	Non-Executive Director
Kathy Connell (appointed November 15, 2024)	Non-Executive Director
Anshul Thakral (resigned June 2, 2025)	Non-Executive Director

Executive officers	
Fred Guerard (appointed October 27, 2023)	Chief Executive Officer
Megan Baldwin (resigned November 15, 2024 as Executive Director, resigned July 1, 2025)	Founder, Chief Innovation Officer and Executive Director
Tom Reilly (appointed October 28, 2024, resigned effective September 15, 2025)	Chief Financial Officer
Karen Adams	Vice President Finance and Company Secretary
Judith Robertson (resigned September 9, 2024)	Chief Commercial Officer
Peter Lang (resigned September 5, 2024)	Chief Financial Officer
Parisa Zamiri (appointed October 4, 2024 – resigned July 15, 2025)	Chief Medical Officer

Except as noted, the named persons held their current position for the whole of the financial year and since the end of the financial year.

Directors' Report (continued)

REMUNERATION PHILOSOPHY

The broad remuneration philosophy is to ensure the remuneration package is consistent with current industry best practices and market trends, properly reflects the person's duties and responsibilities and aligns reward with the delivery of performance that is likely to create value for shareholders. In framing its remuneration strategy, the Board is conscious that Opthea only had a small number of employees at the beginning of the financial year (~34) so endeavors to keep its remuneration relatively straightforward. Hence, remuneration packages comprise of fixed remuneration, Short-Term Incentives (STI) in cash, and equity based Long-Term Incentives (LTI). Opthea's staff are required to have specialist knowledge and experience allowing them to develop products over the medium to long-term.

Salary and remuneration benchmarking is undertaken by Opthea each year for executive and non-executive positions. Opthea benchmarks fixed and total remuneration against employment positions of comparable specialization, size and responsibility within the industry. Fixed remuneration is supplemented by providing incentives (variable remuneration) to reward superior performance.

Information is obtained from independent surveys to ensure that remuneration is set at market rates having regard to experience and performance and the need to have effective retention strategies for key executives and scientific staff. Formal performance appraisals are also conducted at least annually for all employees.

Opthea's remuneration structure aims to:

- Attract and retain exceptional people to lead and manage the Group and to support internal development of executive talent within the Group, recognizing that Opthea is operating in a competitive global pharmaceutical industry environment;

- Drive sustainable growth and returns to shareholders, as executives are set both short-term and long-term performance targets which are linked to the core activities necessary to build competitive advantages and shareholder value;

- Motivate and reward superior performance by the executive team whilst aligning performance elements/KPIs to the interests of shareholders; and

- Create a respectful culture based on superior performance and innovation through appropriately structured individual assessments.

REMUNERATION COMMITTEE

A Remuneration Committee is established to review and make recommendations to the Board on remuneration packages and policies applicable to Directors and employees of the Company. In some cases, the Board may exercise discretion to take account of events and circumstances not envisaged.

The *philosophy* of the Remuneration Committee is to focus on driving performance over and above shareholder and market expectations and, in doing so, to directly reward those individuals who contribute to that performance.

The *Committee* consists of a minimum of three members, the majority being independent directors; and an independent chairman. The broad objectives of the Remuneration Committee are:

- to link remuneration to the creation of shareholder value;

- to offer competitive and appropriate remuneration for the business performance delivered; and

- to put into place a remuneration framework that reflects the responsibilities of the executives while being sufficiently competitive to attract and retain high caliber performers.

Directors' Report (continued)

The *Role and Responsibilities* of the Remuneration Committee are:

- Oversee the remuneration strategy of the Company and recommend or make such changes to the strategy as the Committee may deem to be appropriate.

- Ensure remuneration policies and practices enable the Company to attract, motivate and retain a diverse mix of directors and executives who will create value for shareholders.

- Fairly and responsibly remunerate directors and executives having regard to their performance, the performance of the Company and the general pay environment.

- Require that the Board determine remuneration of non-executive directors. The Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.

- Ensure remuneration disclosure compliance in the Company's Annual Report.

- At least annually, review and report on the relative proportion of women and men in the workforce at all levels of the Company as per Principle 3 of the ASX Corporate Governance Principles and Recommendations.

- The Committee shall have the right to seek any information it considers necessary to fulfill its duties, which includes the right to obtain appropriate external advice at the Company's expense.

DIVERSITY

The Directors consider annually if the diversity of the Company's personnel is appropriate. During the three years ended June 30, 2025, 38% of the Directors, 54% of employees and 63% of senior executives were female.

CATEGORIZATION OF KMP

The Key Management Personnel are categorized into two categories:

- **Executive Directors** – Involvement in the day-to-day management of the Company or being in the full-time salaried employment of the Company defines the Director as Executive. An Executive Director, through his or her privileged position, has an intimate knowledge of the workings of the Company. There can, therefore, be an imbalance in the amount and quality of information regarding the Company's affairs possessed by executive and Non-Executive Directors. Executive Directors carry an added responsibility. They are entrusted with ensuring that the information laid before the Board by management is an accurate reflection of their understanding of the affairs of the Company. Executive Directors need to strike a balance between their management of the Company, and their fiduciary duties and concomitant independent state of mind required when serving on the Board.

- **Non-Executive Directors** – The Non-Executive Director plays an important role in providing objective judgment independent of management on issues facing the Company. Not being involved in the management of the Company defines the director as non-executive. Non-Executive Directors are independent of management on all issues including strategy, performance, sustainability, resources, transformation, diversity, employment equity, standards of conduct and evaluation of performance. The Non-Executive Directors should meet from time to time without the Executive Directors to consider the performance and actions of executive management.

REMUNERATION FRAMEWORK

Opthea aims to reward its executives with a level and mix of remuneration appropriate to their position, skills, experience and responsibilities, while being market competitive and enabling the Company to retain staff as well as structuring awards which conserve cash reserves. Hence, a defined remuneration framework has been crafted for both Executive and Non-Executive Directors of the Company.

Directors' Report (continued)

REMUNERATION FRAMEWORK FOR – EXECUTIVE DIRECTORS

FIXED COMPENSATION

A level of fixed remuneration is set to provide a base level of compensation which is both appropriate to the position and is competitive in the market. The remuneration committee accesses external advice independent of management if required. Radford conducted a benchmarking process during 2024 with recommendations. Radford was engaged to benchmark the US and Australian staff against peer company's based on role titles and to provide recommendations to align staff with market averages. Management provided current salary data to enable Radford to conduct their review and the Board is satisfied that the remuneration recommendations were made free from undue influence by members of the key management personnel as there was a wide range of recommendations presented by Radford. Radford was engaged to conduct both a review on the staff and the Board of Directors fees for which Radford has been paid US$81,000 for this service.

Fixed compensation comprises salary, retirement benefits (superannuation/401k), and other benefits (like health, life insurance, disability, etc.) are reviewed every 12 months by the remuneration committee. Group and individual performance are considered during the annual remuneration review process.

PERFORMANCE LINKED COMPENSATION

The remuneration framework also incorporates "at risk" components, which are linked to the performance, through Short-Term and Long-Term Incentives. Performance is assessed against a suite of measures relevant to the success of the Group and generating growth and returns for shareholders.

- **Short-Term Incentives (STI):** The objective of STI is to link the achievement of the Company's operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level that provides sufficient incentive to the executive to achieve the operational targets at a cost to the Company that is reasonable in the circumstances.

  Actual STI payments in the form of cash bonuses to Key Management Personnel depend on the extent to which specific targets set at the beginning of the financial year (or shortly thereafter) are met. The targets consist of a number of Key Performance Indicators (KPIs) covering corporate objectives and individual measures of performance (for example: completion of clinical trials to deliver top line data, complete manufacturing preparedness with Drug Product, increase medical advocacy from 29% to 45%). Individual KPIs are linked to the Company's development plans.

  On an annual basis, after consideration of performance against KPIs, the remuneration committee determines the amount, if any, of the STI to be paid to KMP. Payments of the STI bonus are made in the following reporting period.

  The remuneration committee considered the STI payment for the 2025 financial year in April 2025. Based on the achievement of operational objectives in the financial year, the remuneration committee has determined there will be US$1,483 thousand STI bonus paid to KMP for the 2025 financial year (2024: US$650 thousand).

- **Long-Term Incentive (LTI):** The objective of the LTI is to reward KMP in a manner that aligns this element of compensation with the creation of shareholder wealth. LTI grants are made to KMP and employees who are able to influence the generation of shareholder wealth and have a direct impact on the Company's performance and development. Option vesting conditions are based on continued service to the Company by the KMP.

  The Company implemented an LTI plan to attract, retain and motivate eligible employees, essential to the continued growth and development of the Company. The LTI was approved by shareholders at the Company's 2014 AGM. The limit of the Company's share capital to be granted under the LTI was increased to 10% at the 2016 EGM.

Directors' Report (continued)

REMUNERATION FRAMEWORK FOR – NON-EXECUTIVE DIRECTORS

The remuneration for Non-Executive Directors is restricted to fees which is determined based on the maximum aggregate fee pool. Non-Executive Directors remuneration is set annually by the Remuneration Committee through a process that uses independent surveys to establish the market rate for Non-Executive Directors' remuneration in equivalent sized companies operating in an equivalent or similar field. The Committee recognizes the need to attract and retain appropriately experienced and qualified Board members and the increasing commitment of time required by each Board member in the current regulatory environment. The fees also reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors, whilst incurring a cost which is acceptable to shareholders.

ANNUAL REVIEW

Non-Executive Directors' fees and the aggregate fee pool are reviewed annually by the Remuneration Committee against fees paid to Non-Executive Directors in a group of comparable peer companies within the biotechnology sector and relevant companies in the broader US and ASX-listed market. The Chairman's fees are determined by the Remuneration Committee independently of the fees of Non-Executive Directors based on the same role, again using benchmarking data from comparable companies in the relevant sector. The Board is ultimately responsible for approving any changes to Non-Executive Director fees, upon consideration of recommendations put forward by the Remuneration Committee.

FEE POLICY

Non-Executive Directors' fees consist of base fees and committee fees. The payment of committee fees recognizes the additional time, responsibility and commitment required by Non-Executive Directors who serve on board committees.

The Chairman of the Board is a member of all committees but does not receive any committee fees in addition to his base fee.

Non-Executive Directors did not receive bonuses or forms of equity securities, or any performance-related remuneration during the financial year except where stipulated in the Remuneration table. Statutory superannuation contributions are required under the Australian superannuation guarantee legislation to be paid on any fees paid to Australian directors. There are no retirement allowances paid to non-executive directors. The Non-Executive Directors' fees reported below include any statutory superannuation contributions.

CONSEQUENCES OF PERFORMANCE ON SHAREHOLDER WEALTH

In considering the Company's performance and benefits for shareholder wealth, the Remuneration Committee have regard to operational contributions and the following indices in respect of the current and previous four financial years. Due to the change in functional currency and presentation currency in fiscal year 2022, 2022 was restated to US currency with 2021 remaining in A$.

	2025 US$ (000's)	2024 US$ (000's)	2023 US$ (000's)	2022 US$ (000's)	2021 A$ (000's)
Revenue including finance income	5,557	3,520	3,336	326	441
(Loss) before tax	(169,738)	(229,654)	(148,447)	(99,116)	(50,283)
Tax benefit	6,947	9,412	5,926	6,299	4,939
Profit/(Loss) after tax	(162,791)	(220,242)	(142,521)	(92,817)	(45,344)

2025, 2024, 2023 and 2022 is US$ with 2021 presented in A$.

Directors' Report (continued)

	2025 US$	2024 US$	2023 US$	2022 US$	2021 A$
Basic loss per share	(0.13)	(0.34)	(0.32)	(0.26)	(0.14)
Net Tangible Asset (NTA) backing per share @ June 30	(0.16)	(0.07)	(0.01)	0.14	0.58
Opthea share price @ June 30	A$0.60	A$0.35	A$0.55	A$1.10	A$1.35

Trading in Opthea Shares on the ASX was suspended as at June 30, 2025.

SERVICE CONTRACTS

Fred Guerard, Chief Executive Officer, was employed under an ongoing contract and employment was at will effective October 24, 2023 until his resignation September 1, 2025. The agreement has no specific term and provides that Dr. Guerard was an at-will employee. Dr. Guerard's annual base salary was US$550,000 as of the effective date of the agreement. Dr. Guerard is eligible for an annual discretionary bonus with a target amount of 50% of his then current annual base salary. In addition, if Dr. Guerard achieves certain performance objectives measured over the first 12 months of Dr. Guerard's employment, Dr. Guerard's base salary was increased to US$600,000 with target bonus increasing to 60% of base salary. Dr. Guerard was entitled to receive severance benefits in the event his employment is terminated by the Company without cause or he resigns for good reason, provided he remains in compliance with the terms of his employment agreement. In the event of such termination or resignation, Dr. Guerard will receive (i) severance in a lump sum equal to 12 months of his then-current base salary, (ii) his pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. Dr. Guerard also received an initial option grant and is eligible for an incentive option grant.

Such options vest in accordance with the vesting schedules provided in the agreement, will be exercisable until the earlier of the options' expiration or six months following the termination or resignation and vest fully upon a change in control meeting certain conditions. The severance benefits are conditioned upon Dr. Guerard signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Dr. Megan Baldwin, Founder, Chief Innovation Officer and Executive Director, was employed under an ongoing contract that commenced on February 24, 2014 (previous CEO contracts under Circadian and Opthea were replaced by this one) until her resignation July 1, 2025. Under the terms of the present contract (including any subsequent board approvals relating to fixed remuneration) Dr. Baldwin:

- Received fixed remuneration of A$609,500 per annum from July 1, 2023; and
- May resign from her position and thus terminate this contract by giving three months' notice.

On resignation, any unvested LTI options or conditional rights will be forfeited. The Company may terminate this employment agreement by providing:

- 12 months' notice; or
- Payment in lieu of the notice period (as detailed above) based on the fixed component of Dr. Baldwin's remuneration plus implied bonus.

On termination notice by the Company, any LTIP options that have vested or that will vest during the notice period will be released. On termination notice by the Company, the Company will accelerate the vesting of any unvested options or performance rights that have as their vesting conditions the passing of time such that one hundred percent (100%) of such options and performance rights shall be deemed satisfied as of the date of termination as per clause 15.4b.

Directors' Report (continued)

The Company may terminate the contract at any time without notice if serious misconduct has occurred.

Where termination with cause occurs, Dr. Baldwin is only entitled to that portion of remuneration that is fixed and accrued entitlements, and only up to the date of termination. On termination with cause, any unvested options will immediately be forfeited.

Tom Reilly, Chief Financial Officer, is employed under an ongoing contract and employment is at will, effective October 28, 2024. The agreement has no specific term and provides that Mr. Reilly is an at-will employee. Mr. Reilly's annual base salary was US$500,000 as of the effective date of the agreement. Mr. Reilly is eligible for an annual discretionary bonus with a target amount of 45% of his then current annual base salary. Mr. Reilly will be entitled to receive severance benefits in the event his employment is terminated by the Company without cause or he resigns for good reason, provided he remains in compliance with the terms of his employment agreement.

In the event of such termination or resignation, Mr. Reilly will receive (i) severance in a lump sum equal to 12 months of his then-current base salary, (ii) his pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. Mr. Reilly also received an initial option grant. Such options vest in accordance with the vesting schedules provided in the agreement, will be exercisable until the earlier of the options' expiration or six months following the termination or resignation and vest fully upon a change in control meeting certain conditions. The severance benefits are conditioned upon Mr. Reilly signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Peter Lang, Chief Financial Officer, was employed under an ongoing contract and employment was at will, effective October 27, 2023 and was terminated effective March 4, 2025. The agreement has no specific term and provides that Mr. Lang was an at-will employee. Mr. Lang's annual base salary was US$500,000 as of the effective date of the agreement. Mr. Lang is eligible for an annual discretionary bonus with a target amount of 50% of his then current annual base salary. In addition, if Mr. Lang achieves certain performance objectives measured over the first 12 months of Mr. Lang's employment, Mr. Lang's base salary will be increased to US$550,000. Mr. Lang was entitled to receive severance benefits in the event his employment is terminated by the Company without cause or he resigns for good reason, provided he remains in compliance with the terms of his employment agreement.

In the event of such termination or resignation, Mr. Lang will receive (i) severance in a lump sum equal to 12 months of his then-current base salary, (ii) his pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. Mr. Lang also received an initial option grant and is eligible for an incentive option grant under his employment agreement. Such options vest in accordance with the vesting schedules provided in the agreement, will be exercisable until the earlier of the options' expiration or six months following the termination or resignation and vest fully upon a change in control meeting certain conditions. The severance benefits are conditioned upon Mr. Lang signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Parisa Zamiri, Chief Medical Officer, was employed under an ongoing contract and employment was at will, effective October 4, 2024 until July 15, 2025. The agreement has no specific term and provides that Ms Zamiri was an at-will employee. Ms Zamiri annual base salary was US$480,000 as of the effective date of the agreement. Ms Zamiri was eligible for an annual discretionary bonus with a target amount of 40% of her then current annual base salary. Ms Zamiri was entitled to receive severance benefits in the event her employment is terminated by the Company without cause or she resigns for good reason, provided she remains in compliance with the terms of her employment agreement. In the event of such termination or resignation, Ms Zamiri will receive (i) severance in a lump sum equal to 12 months of her then-current base salary, (ii) her pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. The severance benefits are conditioned upon

Directors' Report (continued)

Ms Zamiri signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Karen Adams, Vice President and Company Secretary, has an ongoing contract. The Company may terminate the employment agreement by providing three months' notice or providing payment in lieu of the notice period (based on the fixed component of remuneration). Karen Adams may resign from her position and thus terminate this contract by giving three months' notice.

The Company may terminate Karen Adams's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination.

Judith Robertson, former Chief Commercial Officer, had an ongoing contract and employment that was at will and was terminated effective September 9, 2024. The Company may terminate the employment without cause which provides a severance payment of 12 months base salary and 12 months of health care costs.

The Company was able to terminate Judith Robertson's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive was only entitled to that portion of remuneration that is fixed and only up to the date of termination.

NON-EXECUTIVE DIRECTORS

The base non-executive director fee is US$75,000 per annum for the Chairman, US$50,000 per annum for other US-based non-executive directors, and A$65,700 per annum for all Australian-based non-executive directors. Base fees cover all main board activities. Membership of board committees attract the following fees: Chair Audit and Risk US$20,000, Chair of Nominations, Clinical and Remuneration US$10,000/A$13,140, and general committee fees of US$5,000/A$6,570 per annum.

Non-Executive Directors are not provided with retirement benefits.

The Company implemented a Non-Executive Director share and option plan (the "NED Plan") following its approval at the 2014 AGM. Approval of further grant of options to non-executive directors under the NED Plan was made at the 2018 AGM. Under the NED Plan, present and future non-executive directors may:

- Elect to receive newly issued ordinary shares (Shares) or options to acquire newly issued Shares in lieu of receiving some or all of their entitlement to their director's existing cash remuneration (in accordance with article 61.8 of the Company's constitution);

- Be awarded newly issued Shares or options to acquire newly issued Shares in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of the ordinary duties of the relevant Director (in accordance with article 61.5 of the Company's constitution); and/or

- Otherwise be awarded newly issued Shares or options to acquire newly issued Shares as part of the directors' remuneration in addition to any existing cash remuneration paid to directors (if any).

Advantages of the NED Plan are that it:

- Assists the Company in preserving its cash for use towards advancing the Company's research and development;

- Gives Non-Executive Directors an opportunity to demonstrate their commitment and support for the Company through sacrificing some or all of their director's fees for shares or options in Opthea; and

- Provides the Company with further flexibility in the design of the directors' remuneration packages and in turn assists the Company with retaining existing directors and attracting new additional directors with the relevant experience and expertise, in both cases to further advance the prospects of the Company.

Directors' Report (continued)

DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION

Details of the nature and amount of each major element of remuneration of each Director and key management personnel of the Company are:

			Short-term	Short-term	Post-employment	Long-term	Termination benefits	Share-based payment			
		Salary & fees US$	Cash bonus[1] US$	Benefits[13] US$	Superannuation/ 401k US$	Long service leave US$	Termination pay US$	Options US$	Total US$	Total performance related %	Total performance related % Options
Non-Executive Directors:											
Jeremy Levin	2025	80,000	–	–	–	–	–	453,568	533,568	0%	85%
	2024	76,950	–	–	–	–	–	232,475	309,425	0%	75%
Lawrence Gozlan	2025	330,552	–	–	–	–	–	479,485	810,037	0%	59%
	2024	310,247	–	–	–	–	–	480,268	790,515	0%	61%
Julia Haller[5]	2025	50,722	–	–	–	–	–	244,885	295,607	0%	83%
	2024	58,049	–	–	–	–	–	112,202	170,251	0%	66%
Susan Orr[5]	2025	59,944	–	–	–	–	–	467,199	527,143	0%	89%
	2024	65,549	–	–	–	–	–	64,708	130,257	0%	50%
Quinton Oswald[5]	2025	59,944	–	–	–	–	–	467,199	527,143	0%	89%
	2024	71,098	–	–	–	–	–	64,708	135,806	0%	73%
Sujal Shah[4]	2025	70,778	–	–	–	–	–	222813	293,591	0%	76%
	2024	16,722	–	–	–	–	–	–	16,722	0%	0%
Daniel Spiegelman[3]	2025	–	–	–	–	–	–	–	–	0%	0%
	2024	56,327	–	–	–	–	–	390,830	447,157	0%	87%
Anshul Thakral[5]	2025	63,694	–	–	–	–	–	551,403	615,097	0%	90%
	2024	60,852	–	–	–	–	–	42,866	103,718	0%	0%
Kathy Connell[2]	2025	25,888	–	–	2977	–	–	58,384	87,249	0%	67%
	2024	–	–	–	–	–	–	–	–	0%	0%
Sub-total											
Non-Executive Directors	2025	741,522	–	–	2,977	–	–	2,944,936	3,689,435	0%	80%
	2024	715,794	–	–	–	–	–	1,388,057	2,103,851	0%	66%
Executive Directors:											
Megan Baldwin	2025	394,938	199,651	–	62,302	–	–	527,402	1,184,293	17%	45%
	2024	399,470	144,446	–	58,259	–	–	757,529	1,359,704	11%	56%

Directors' Report (continued)

Other Key Management Personnel:

		Short-term Cash bonus[1] US$	Short-term Benefits[13] US$	Post-employment Superannuation/401k US$	Long-term Long service leave US$	Termination benefits Termination pay US$	Share-based payment Options US$	Total US$	Total performance related %	Total performance related % Options
	Salary & fees US$									
Fred Guerard[9]	2025	584,028	360,000	51,046	20,326	–	–	485,967	1,501,367	24%	32%
	2024	373,013	187,030	31,701	5,526	–	–	720,870	1,318,140	14%	55%
Tom Reilly[11]	2025	365,278	563,000	35,216	12,438	–	–	–	975,932	58%	0%
	2024	–	–	–	–	–	–	–	–	0%	0%
Peter Lang[10]	2025	337,500	45,500	27,913	15,209	–	181,370	(656,204)	(48,712)	-93%	1347%
	2024	339,102	127,520	36,072	5,026	–	–	653,558	1,161,278	11%	56%
Karen Adams	2025	247,787	71,563	–	33,457	–	–	148,758	501,565	14%	30%
	2024	231,693	42,447	–	30,230	–	–	161,798	466,168	9%	35%
Judith Robertson[8]	2025	147,195	31,700	15,634	7,126	–	333,536	83,028	618,219	5%	13%
	2024	413,400	148,824	37,264	4,252	–	–	111,355	715,095	21%	16%
Timothy Morris[6]	2025	–	–	–	–	–	–	–	–	0%	0%
	2024	160,340	–	1,319	–	–	475,000	(109,703)	526,956	0%	-21%
Parisa Zamiri[12]	2025	352,727	211500	26,192	12,167	–	–	(4,054)	598,532	35%	-1%
	2024	–	–	–	–	–	–	–	–	0%	0%
Joel Naor[7]	2025	–	–	–	–	–	–	–	–	0%	0%
	2024	26,534	–	–	1,714	–	–	(468,848)	(440,600)	0%	106%
Totals	2025	3,170,975	1,482,914	156,001	166,002	–	514,906	3,529,833	9,020,631	16%	39%
	2024	2,659,346	650,267	106,356	46,748	–	475,000	3,214,616	7,210,592	9%	45%

1. Bonuses paid in the financial year following the year in which they are earned. Bonuses were paid at 100% adjusted for pro-rata service entitlement.
2. Director appointed November 15, 2024.
3. Resigned April 7, 2024.
4. Director appointed April 7, 2024.
5. Director resigned June 2, 2025.
6. Appointed CFO October 24, 2022. Terminated October 24, 2023.
7. Appointed CMO March 1, 2022. Resigned July 15, 2023.
8. Director resigned January 1, 2022, appointed CCO January 1, 2022. Resigned September 9, 2024.
9. CEO and CFO appointed October 27, 2023.
10. CFO appointed October 27, 2023 and resigned September 5, 2024.
11. CFO appointed October 28, 2024, received a sign on bonus of US$290 thousand, that was paid January, 2025.
12. Appointed CMO October 4, 2024. Resigned July 15, 2025. Received a sign on bonus of US$62.5 thousand, that was paid October 2024.
13. Benefits are US Health Benefits paid for US staff only.

Directors' Report (continued)

EQUITY INSTRUMENTS

All options refer to options over ordinary shares of Opthea Limited which are exercisable on a one-for-one basis under the Long-Term Incentive (LTIP) and Non-Executive Director share and options (NED) plans.

OPTIONS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

Details of options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of options that vested during the reporting period are as follows:

	During the financial year	
Name	Number of options granted	Number of options vested[1]
Jeremy Levin	2,000,000	388,889
Sujal Shah	2,000,000	388,889
Kathy Connell	500,000	125,000
Lawrence Gozlan	2,000,000	388,889
Susan Orr	2,000,000	388,889
Quinton Oswald	2,000,000	388,889
Julia Haller	1,000,000	194,444
Anshul Thakral	2,000,000	388,889
Karen Adams	600,000	150,000

1.   Options that are vested during the financial year were originally granted in the year ended June 30, 2024.

Options granted during the year have the following fair values at grant date, US$0.200 (A$0.306) for Dr. Levin, Dr. Thakral, Mr. Gozlan Mr. Shah, Dr. Orr, Dr. Haller, Mr. Oswald and Ms. Connell. Options granted for these directors had an exercise price of US$0.426 (A$0.655). Options granted for Mrs. Adams had a fair value at grant date of $0.278 (A$0.409) and an exercise price of US$0.418 (A$0.62). All options expire on the earlier of their expiry date or termination of the individual's employment.

Option vesting is conditional on the individual being employed or in office or continue with Board approval. The options vest over a straight line period of three years and are exercisable for a ten year period from grant date except for Ms. Connell's grant which has an vesting of 25% on grant date and then 25% on the next three anniversaries of grant date.

PERFORMANCE RIGHTS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

No performance rights over ordinary shares in the Company were granted as compensation to KMP during the reporting period.

Directors' Report (continued)

AMERICAN DEPOSITORY SECURITY OPTIONS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

Details of American depository security options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of ADS options that vested during the reporting period are as follows:

| | During the financial year | |
Name	Number of options granted	Number of options vested
Fred Guerard	400,000	99,999
Fred Guerard (incentive)	200,000	–
Tom Reilly	770,000	–
Parisa Zamiri	830,000	–
Judith Roberston	62,500	62,500

American depository securities options granted during the year have the following fair value at grant date US$2.13, $2.53 and $2.53, respectively. For the Incentive grant, an exercise price of US$1.52. All ADS options have an expiry of 10 years or termination date of the individual's employment. ADS options vesting is conditional on the individual being employed or in office. The incentive options will vest on the earlier of (x) the occurrence of certain corporate transactions or (y) the Company achieving a specified market capitalization, as determined by the Company's board of directors.

EXERCISE OF OPTIONS GRANTED AS COMPENSATION

During 2025, there were no shares issued to KMP on the exercise of options previously granted as compensation.

During 2024, there were no shares issued to KMP on the exercise of options previously granted as compensation.

During 2023, 2,033,852 shares were issued to KMP on the exercise of 6,000,000 of options previously granted as compensation.

During 2023, 4,500,000 options were exercised by key management personnel using the cashless exercise mechanism available under the LTIP and NED Plans. On the exercise of the options, the Company issued 533,852 ordinary shares.

The number of shares was determined by the value calculated between the market price of the shares (based on a volume weighted average price ("VWAP") for the five trading days prior to exercise date) of A$0.9708 for 4,500,000 options and A$0.855 exercise price for 1,500,000 options.

Directors' Report (continued)

DETAILS OF OPTIONS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the options held by each KMP of the Company are:

	Number of options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests[4]	Vesting conditions
Megan Baldwin[3]	3,000,000	November 16, 2022	86%	0%	July 1, 2022-2024	Continued service with acceleration on termination
	3,000,000	November 30, 2023	52%	0%	July 1, 2023-2025	
Jeremy Levin	750,000	January 19, 2021	100%	100%	July 1, 2020	Continued service
	750,000	January 19, 2021	100%	100%	July 1, 2021	
	750,000	January 19, 2021	100%	100%	July 1, 2022	
	750,000	January 19, 2021	100%	100%	July 1, 2023	
	3,000,000	November 30, 2023	53%	0	July 1, 2023-2026	
	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2028	
Lawrence Gozlan	500,000	October 12, 2020	100%	100%	July 1, 2024-2027	Continued service
	500,000	October 12, 2020	100%	100%	July 1, 2021	
	500,000	October 12, 2020	100%	100%	July 1, 2022	
	500,000	October 12, 2020	100%	100%	July 1, 2023	
	2,000,000	November 16, 2022	86%	0%	July 1 2022-2024	
	500,000	November 30, 2023	53%	0%	July 1, 2023-2026	
	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2027	
Julia Haller[2]	500,000	October 19, 2021	100%	0%	July 1, 2021	Continued service with acceleration on resignation
	500,000	October 19, 2021	100%	0%	July 1, 2022	
	500,000	October 19, 2021	100%	0%	July 1, 2023	
	500,000	October 19, 2021	100%	0%	July 1, 2024	
	1,000,000	November 15, 2024	19%	0%	July 1, 2024-2027	
Susan Orr[2]	250,000	April 24, 2022	100%	0%	July 1, 2021	Continued service with acceleration on resignation
	250,000	April 24, 2022	100%	0%	July 1, 2022	
	250,000	April 24, 2022	100%	0%	July 1, 2023	
	250,000	April 24, 2022	100%	0%	July 1, 2024	
	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2028	
Quinton Oswald[2]	250,000	April 24, 2022	100%	0%	July 1, 2021	Continued service with acceleration on resignation
	250,000	April 24, 2022	100%	0%	July 1, 2022	
	250,000	April 24, 2022	100%	0%	July 1, 2023	
	250,000	April 24, 2022	100%	0%	July 1, 2024	
	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2027	
Anshul Thakral[2]	1,000,000	November 30, 2023	53%	0%	July 1, 2023-2026	Continued service with acceleration on resignation
	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2027	
Sujal Shah	2,000,000	November 15, 2024	19%	0%	July 1, 2024-2027	Continued service
Kathy Connell	125,000	November 15, 2024	100%	0%	July 1, 2024	Continued service
	125,000	November 15, 2024	0%	0%	July 1, 2025	
	125,000	November 15, 2024	0%	0%	July 1, 2026	
	125,000	November 15, 2024	0%	0%	July 1, 2027	

Directors' Report (continued)

	Number of options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests[4]	Vesting conditions
Judith Robertson	500,000	October 19, 2021	100%	0%	July 1, 2021	Continued service with acceleration on resignation
	500,000	October 19, 2021	100%	0%	July 1, 2022	
	500,000	October 19, 2021	100%	0%	July 1, 2023	
	500,000	October 19, 2021	100%	0%	July 1, 2024	
Karen Adams	200,000	June 6, 2022	100%	0%	July 1, 2021	Continued service
	200,000	June 6, 2022	100%	0%	July 1, 2022	
	200,000	June 6, 2022	100%	0%	July 1, 2023	
	200,000	June 6, 2022	100%	0%	July 1, 2024	
	200,000	October 10, 2023	100%	0%	July 1, 2023	
	200,000	October 10, 2023	0%	0%	July 1, 2024	
	200,000	October 10, 2023	0%	0%	July 1, 2025	
	200,000	October 10, 2023	0%	0%	July 1, 2026	
	600,000	September 16, 2024	25%	0%	July 1, 2024-2027	

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved or due to expiry of option.
2. Awards held by Dr. Thakral, Mr. Oswald, Dr. Haller and Dr. Orr were altered to remove the requirement to remain on the board for the awards to vest. A board resolution was passed prior to the departure date of the above directors as of June 2, 2025.
3. Awards held by Dr. Baldwin were altered to accelerate on termination, which will be effective July 1, 2025 upon agreement of her separation agreement dated June 21, 2025.
4. The dates represent the first day of the financial period in which the awards will vest.

DETAILS OF PERFORMANCE RIGHTS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the Performance rights held by each KMP of the Company are:

	Number of rights	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests[2]	Vesting conditions
Megan Baldwin	100,000	October 19, 2021	100%	0%	July 1, 2021	Continued service
	100,000	October 19, 2021	100%	0%	July 1, 2022	Continued service
	100,000	October 19, 2021	100%	0%	July 1, 2023	Continued service
	150,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	150,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	200,000	October 19, 2021	0%	100%	July 1, 2024	KPIs
	500,000	November 16, 2022	100%	0%	July 1, 2022	Continued service
Karen Adams	150,000	November 16, 2022	100%	0%	July 1, 2022	Continued service
Lawrence Gozlan	500,000	November 16, 2022	100%	0%	July 1, 2022	Continued service
Daniel Spiegelman	150,000	November 16, 2022	100%	0%	July 1, 2022	Board Approved

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.
2. The dates represent the first day of the financial period in which the awards will vest.

Directors' Report (continued)

DETAILS OF ADS OPTIONS AFFECTING CURRENT AND FUTURE REMUNERATION

Details of vesting profiles of the ADS options held by each KMP of the Company are:

	Number of ADS options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests[2]	Vesting conditions
Fred Guerard	350,000	October 27, 2023	100%	0%	July 1, 2023-2024	Continued service
	43,750 monthly for 24 months	October 27 2023	33%	0%	July 1, 2024- July 1, 2026	Continued service
	600,000	October 27, 2023	0%	0%	July 1, 2027-2028	Continued service Performance Based
	400,000	September 16, 2024	25%	0%	July 1, 2024-2027	Continued service
	200,000	September 16, 2024	0%	0%	July 1, 2027-2028	Continued service Performance Based
Peter Lang	325,000	October 27, 2023	0%	100%	July 1, 2024	Continued service
	40,625 monthly for 24 months	October 27, 2023	0%	100%	July 1, 2024	Continued service
	300,000	October 27, 2023	0%	100%	July 1, 2027-2028	Continued service Performance Based
Tom Reilly	770,000	November 4, 2024	0%	0%	July 1, 2024-2028	Continued service
Parisa Zamiri	830,000	November 4, 2024	0%	0%	July 1, 2024-2028	Continued service
	27,000	April 1, 2024	39%	61%	July 1, 2023- July 1, 2025	Contract service
Judith Robertson	62,500	September 16, 2024	100%	0%	July 1, 2024	Continued service

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.
2. The dates represent the first day of the financial period in which the awards will vest.

Directors' Report (continued)

OPTIONS OVER EQUITY INSTRUMENTS

The movement during the reporting period by number of rights and options over ordinary shares in Opthea Limited held directly, indirectly or beneficially, by each KMP, including their related parties, is as follows:

Number of options:		Held at July 1	Granted as compen-sation	Options exercised	Lapsed[1]	Forfeited	Held at June 30	Vested during the year	Vested and exercis-able
Jeremy Levin	2025	6,000,000	2,000,000	–	3,000,000	–	5,000,000	1,388,889	1,972,222
	2024	3,000,000	3,000,000	–	–	–	6,000,000	1,333,562	3,583,562
Megan Baldwin	2025	6,000,000	–	–	–	–	6,000,000	3,794,521	6,000,000
	2024	3,000,000	3,000,000	–	–	–	6,000,000	1,586,301	2,205,479
Lawrence Gozlan	2025	4,500,000	2,000,00	–	2,000,000	–	4,500,000	1,222,222	2,375,000
	2024	4,000,000	500,000	–	–	–	4,500,000	1,265,753	3,178,539
Julia Haller	2025	2,000,000	1,000,000	–	–	–	3,000,000	694,444	2,194,444
	2024	2,000,000	–	–	–	–	2,000,000	500,000	1,500,000
Susan Orr	2025	1,000,000	2,000,000	–	–	–	3,000,000	638,889	1,388,889
	2024	1,000,000	–	–	–	–	1,000,000	250,000	750,000
Quinton Oswald	2025	1,000,000	2,000,000	–	–	–	3,000,000	638,889	1,388,889
	2024	1,000,000	–	–	–	–	1,000,000	250,000	750,000
Michael Sistenich	2025	1,500,000	–	–	–	–	1,500,000	500,000	1,310,959
	2024	1,500,000	–	–	–	–	1,500,000	501,370	810,959
Sujal Shah	2025	–	2,000,000	–	–	–	2,000,000	388,889	388,889
	2024	–	–	–	–	–	–	–	–
Daniel Spiegelman	2025	4,000,000	–	–	2,000,000	–	2,000,000	666,667	1,722,222
	2024	4,000,000	–	–	–	–	4,000,000	1,168,495	3,081,280
Kathy Connell	2025	–	500,000	–	–	–	500,000	125,000	125,000
	2024	–	–	–	–	–	–	–	–
Anshul Thakral	2025	1,000,000	2,000,000	–	–	–	3,000,000	722,222	916,667
	2024	–	1,000,000	–	–	–	1,000,000	194,521	194,521
Other executives:									
Karen Adams	2025	1,600,000	600,000	–	–	–	2,200,000	550,000	1,150,000
	2024	800,000	800,000	–	–	–	1,600,000	200,000	600,000
Judith Robertson	2025	2,000,000	–	–	–	–	2,000,000	500,000	2,000,000
	2024	2,000,000	–	–	–	–	2,000,000	500,000	1,500,000
Total	2025	30,600,000	14,100,000	–	7,000,000	–	37,700,000	11,830,632	22,933,181
	2024	22,300,000	8,300,000	–	–	–	30,600,000	7,750,002	18,154,340

1. Lapsed options for Mr. Levin related to grant date of January 19, 2021, for Mr. Gozlan and Mr. Spiegelman a grant date of October 12, 2020.

Directors' Report (continued)

Number of performance rights		Held at July 1	Granted as compensation	Rights exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Megan Baldwin	2025	2,100,000	–	–	–	–	2,100,000	966,666	1,826,940
	2024	2,100,000	–	–	–	–	2,100,000	515,753	860,274
Lawrence Gozlan	2025	500,000	–	–	–	–	500,000	166,666	436,986
	2024	500,000	–	–	–	–	500,000	167,124	270,320
Daniel Spiegelman	2025	150,000	–	–	–	–	150,000	–	150,000
	2024	150,000	–	–	–	–	150,000	150,000	150,000
Karen Adams	2025	150,000	–	–	–	–	150,000	50,000	131,096
	2024	150,000	–	–	–	–	150,000	50,137	81,096
Total	2025	2,900,000	–	–	–	–	2,900,000	1,183,332	2,545,022
	2024	2,900,000	–	–	–	–	2,900,000	854,887	1,292,786

Number of ADS options		Held at July 1	Granted as compensation	ADS options exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Fred Guerard	2025	2,000,000	600,000	–	–	–	2,600,000	799,999	799,999
	2024	–	2,000,000	–	–	–	2,000,000	–	–
Peter Lang	2025	1,600,000	–	–	–	1,600,000	–	–	–
	2024	–	1,600,000	–	–	–	1,600,000	–	–
Tom Reilly	2025	–	770,000	–	–	–	770,000	–	–
	2024	–	–	–	–	–	–	–	–
Judith Robertson	2025	–	62,500	–	–	–	62,500	–	–
	2024	–	–	–	–	–	–	–	–
Timothy Morris	2025	75,000	–	–	–	–	75,000	–	75,000
	2024	300,000	–	–	–	225,000	75,000	75,000	75,000
Parisa Zamiri	2025	–	830,000	–	–	–	830,000	–	–
	2024	–	–	–	–	–	–	–	–
Joel Naor	2025	93,750	–	–	–	–	93,750	–	93,750
	2024	300,000	–	–	–	206,250	93,750	–	93,750
Total	2025	3,768,750	2,262,500	–	–	1,600,000	4,431,250	799,999	968,749
	2024	600,000	3,600,000	–	–	431,250	3,768,750	75,000	168,750

Directors' Report (continued)

KEY MANAGEMENT PERSONNEL TRANSACTIONS

MOVEMENTS IN SHARES

The movement during the reporting period in the number of ordinary shares in Opthea Limited held, directly, indirectly or beneficially, by each KMP including their related parties is as follows:

Number of ordinary shares:		Balance at beginning of period July 1	Granted as remuneration	On exercise of quoted options	Purchased in the year	Sold during the year	Balance at end of period June 30
Non-Executive Directors							
Jeremy Levin	2025	31,496	–	–	–	–	31,496
	2024	31,496	–	–	–	–	31,496
Lawrence Gozlan	2025	1,877,357	–	–	–	–	1,877,357
	2024	1,877,357	–	–	–	–	1,877,357
Julia Haller	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Susan Orr	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Quinton Oswald	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Sujal Shah	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Michael Sistenich (resigned June 7, 2024)	2025	1,411,048	–	–	–	–	1,411,048
	2024	1,411,048	–	–	–	–	1,411,048
Daniel Spiegelman	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Anshul Thakral	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Kathy Connell	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Executives							
Fred Guerard[1]	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Tom Reilly[4]	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–

Directors' Report (continued)

Number of ordinary shares:		Balance at beginning of period July 1	Granted as remuneration	On exercise of quoted options	Purchased in the year	Sold during the year	Balance at end of period June 30
Peter Lang[3]	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Megan Baldwin	2025	195,299	–	–	–	–	195,299
	2024	4,195,299	–	–	–	4,000,000	195,299
Karen Adams	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Judith Robertson	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Timothy Morris[2]	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Parisa Zamiri	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Joel Naor	2025	–	–	–	–	–	–
	2024	–	–	–	–	–	–
Total	2025	3,515,200	–	–	–	–	3,515,200
	2024	7,515,200	–	–	–	4,000,000	3,515,200

1. Appointed CEO October 27, 2023 resigned September 1, 2025.
2. Appointed CFO October 24, 2022 terminated October 24, 2023.
3. Appointed CFO October 27, 2023 terminated September 5, 2024.
4. Appointed CFO October 28, 2024 resigned September 15, 2025.

This report has been signed in accordance with a resolution of the Directors made pursuant to S.298 (2) of the *Corporations Act 2001* on September 15, 2025.

For and on behalf of the Board:

Jeremy Levin
Chairman of the Board of Directors Opthea Limited

Melbourne
September 15, 2025

Financial Report

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
Revenue	7	25	125
Other income	8	121	137
Research and development expenses (includes amounts paid to related parties $10,021, 2024: $3,043)	9	(126,832)	(176,326)
Administrative expenses (includes amounts paid to related parties $275, 2024: Nil)	10	(29,076)	(15,778)
Total operating expense		**(155,908)**	**(192,104)**
Operating Loss		**(155,762)**	**(191,842)**
Finance income	11	5,532	3,395
Interest expense on DFA (includes amounts to related parties $32,793 2024: $24,699)*	12	(46,457)	(30,263)
Gain on remeasurement of financial liability – DFA	13	–	387
Fair value gain (loss) on derivatives – investor options	14	28,283	(11,224)
Net foreign exchange loss	15	(1,334)	(107)
Loss before income tax		**(169,738)**	**(229,654)**
Income tax benefit	16	6,947	9,412
Loss for the year		**(162,791)**	**(220,242)**
Other comprehensive income			
Other comprehensive income for the year, net of tax		–	–
Total comprehensive loss for the year		**(162,791)**	**(220,242)**
Loss for the year is attributable to:			
Owners of the Company	30	(162,791)	(220,242)
		(162,791)	**(220,242)**
Total comprehensive loss for the year is attributable to:			
Owners of the Company		(162,791)	(220,242)
Total net loss for the year		**(162,791)**	**(220,242)**
Loss per share attributable to the owners of the Company:			
– Basic and diluted loss per share (cents)	17	(13.29)	(34.51)

*   Development Funding Agreement ("DFA").

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position

At June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
ASSETS			
Current assets			
Cash and cash equivalents	18	48,443	172,471
Current tax receivable	16	7,187	10,398
Receivables	19	419	1,426
Prepayments (includes amounts owed by related parties $Nil (2024: $2,724)	20	750	3,897
Total current assets		**56,799**	**188,192**
Non-current assets			
Equipment		–	48
Right-of-use asset	21	–	84
Prepayments (includes amounts owed by related party $Nil (2024: $450)	22	–	467
Total non-current assets		**–**	**599**
Total assets		**56,799**	**188,791**
LIABILITIES			
Current liabilities			
Payables	23	9,736	38,104
Lease liabilities	26	–	93
Derivative financial liabilities – investor options	25	–	24,840
Financial liabilities – DFA (includes amounts due to a related party Nil, 2024: $Nil)	27	246,993	–
Provisions	24	1,139	1,018
Total current liabilities		**257,868**	**64,055**
Non-current liabilities			
Financial liabilities – DFA (includes amounts due to a related party $Nil, 2024: $141,554)		–	200,536
Provisions	28	–	10
Total non-current liabilities		**–**	**200,546**
Total liabilities		**257,868**	**264,601**
Net assets		**(201,069)**	**(75,810)**
Equity			
Contributed equity	29	497,488	466,084
Accumulated losses	30	(742,495)	(579,704)
Reserves	30	43,938	37,810
Total equity		**(201,069)**	**(75,810)**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the year ended June 30, 2025

	Note	Contributed equity US$ (000's)	Share-based payments reserve US$ (000's)	Fair value of investments reserve US$ (000's)	FX translation reserve US$ (000's)	Accumulated losses US$ (000's)	Total equity US$ (000's)
As at July 1, 2023		**320,884**	**11,551**	**1,085**	**20,089**	**(359,462)**	**(5,853)**
Loss for the year*		–	–	–	–	(220,242)	(220,242)
Total comprehensive income and expense for the period		–	–	–	–	(220,242)	(220,242)
Issuance of ordinary shares in September 2023 net of issuance costs $4,765 (includes issuance costs paid to related party of $125)		50,273	–	–	–	–	50,273
Issuance of ordinary share in June 2024 net of issuance costs of $8,904		94,927	–	–	–	–	94,927
Issue of ordinary shares on exercise of options from equity financing		1	–	–	–	–	1
Recognition of share-based payment	37	–	5,085	–	–	–	5,085
Balance at June 30, 2024		**466,084**	**16,636**	**1,085**	**20,089**	**(579,704)**	**(75,810)**
As at July 1, 2024		**466,084**	**16,636**	**1,085**	**20,089**	**(579,704)**	**(75,810)**
Loss for the year*		–	–	–	–	(162,791)	(162,791)
Total comprehensive income and expense for the period		–	–	–	–	(162,791)	(162,791)
Issuance of ordinary share in July 2024 net of issuance costs of $2,829 and investor options fair value $3,444)		31,353	–	–	–	–	31,353
Issue on ordinary shares on exercise options granted under the LTIP plan		31	–	–	–	–	31
Issue of ordinary shares on exercise of options from equity financing		20	–	–	–	–	20
Recognition of share-based payment	37	–	6,128	–	–	–	6,128
Balance at June 30, 2025		**497,488**	**22,764**	**1,085**	**20,089**	**(742,495)**	**(201,069)**

*   Amounts are after tax.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

For the year ended June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
Cash flows from operating activities			
Interest received		5,715	3,277
Royalty and license income received		175	210
Grant and other income		25	137
Payment of lease interest		(8)	(6)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(174,649)	(170,559)
Taxes paid to US		(300)	–
Research and development tax incentive scheme credit received in cash		10,398	5,926
Net cash flows used in operating activities	33	(158,644)	(161,015)
Cash flows from investing activities			
Purchase of equipment		(13)	(33)
Net cash flows used in investing activities		(13)	(33)
Cash flows from financing activities			
Payment of lease liabilities		(93)	(89)
Proceeds on issue of shares, net of issuance costs	29	34,809	158,818
Net proceeds under the DFA	27	–	85,000
Cash received for ordinary shares issued on exercise of investor options	29	20	–
Cash received for ordinary shares issued on exercise of options under LTIP	29	31	–
Net cash flows provided by financing activities		34,767	243,729
Net increase/(decrease) in cash and cash equivalents		(123,890)	82,681
Effects of exchange rate changes on the balance of cash held in foreign currencies		(138)	601
Cash and cash equivalents at beginning of year		172,471	89,189
Cash and cash equivalents at the end of the year	18	**48,443**	**172,471**

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

1. Reporting Entity

Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: c/-Prime Company Compliance Level 9, 505 Little Collins Street, Melbourne, Victoria 3000, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group).

The Group's principal activity is the research and development phase of new drugs for novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

2. Basis of accounting

These financial statements are general purpose financial statements which have been prepared in accordance with the *Corporations Act 2001*, Australian Accounting Standards and Interpretations, and comply with other requirements of the law.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS Accounting Standards).

The financial statements were authorized for issue by the Directors on August 29, 2025.

GOING CONCERN

The consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For the full year ended June 30, 2025, the Group recorded loss after income tax of $162.8 million (2024: loss of $220.2 million) and had net cash outflows from operating activities of $158.6 million (2024: $161.0 million). As of June 30, 2025, the Group had cash and cash equivalents of $48.4 million (June 2024: $172.5 million), and a net current liability position of $201.1 million (June 2024: Net current asset $124.1 million).

On March 24, 2025, the Group announced topline data results for the Combination OPT-302 with Aflibercept Study (COAST) phase three clinical trial. It was announced that the primary endpoint of mean change in best corrected visual acuity (BCVA) from baseline to week 52 was not met. Following the negative results of the COAST Phase 3 trial, Opthea determined that the most appropriate course of action for wet aged-related macular degeneration (wet AMD) patients, shareholders, and other stakeholders was to accelerate the Study of OPT-302 in combination with Ranibizumab (ShORe) trial topline data readout. On March 31, 2025 the Group announced that the ShORe phase three clinical trial also did not meet the primary endpoint of mean change in BCVA from baseline to week 52.

Following consultation with Ocelot SPV LP and Sanba II Investment Group (together, the "DFA Investors"), the Group agreed to discontinue the development of sozinibercept in wet AMD. Trading in the Group's shares on the Australian Stock Exchange (ASX) and Nasdaq have been suspended since this announcement and remain suspended.

Following the discontinuation of the clinical trials, Opthea's overall strategy has been to streamline its operations, which has resulted in the Group reducing its workforce by over 80 percent, reducing the Board of Directors by over 50 percent and exiting all contracts related to the clinical trials.

The Group also entered negotiations with DFA Investors to settle the Development Funding Agreement (DFA). Under the terms of the DFA, in certain instances the Group may obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety,

Notes to the Consolidated Financial Statements (continued)

bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $Nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur.

On August 19, 2025, Opthea and the DFA Investors reached a binding agreement to terminate the DFA. As part of the settlement arrangements, all parties have entered into an agreement of settlement and release (Settlement Agreement) and an equity subscription deed (Subscription Deed). Under these arrangements, the DFA Investors received from the Group a one-off cash payment of $20.0 million on August 19, 2025 and were collectively issued equity equivalent to 9.99% of the total issued share capital of the Group on a fully diluted basis, being 136,661,003 fully paid ordinary shares with no subscription payment required by the DFA Investors. Upon receipt of the cash amount and issuance of the subscription shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA. The resolution of the DFA obligations results in the Group remaining solvent and liquid. As of August 30, 2025, the Group had cash and cash equivalents of $19.3 million.

Following the DFA settlement, the Directors will continue to focus on maximizing shareholder value through the completion of a full strategic review of the business. The first phase of the strategic review will be focused on reformulating its portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering its portfolio of drug candidates to other organs. To implement phase one, Opthea has already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. The Directors and management have forecast that the first phase of the strategic review, together with ongoing operating costs and finalization of operations streamlining in the first half of FY2026, will cost up to $10.0 million.

Following completion of phase one and subject to the successful reformulation of one of its drug candidates targeting VEGF-C and/or VEGF-D, Opthea will look to conduct clinical trials of its drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. Similar to previous clinical trials conducted for sozinibercept in wet AMD, it is expected that any future clinical trials would be outsourced to third party providers. The forecast cost of the second phase of the strategic review is variable, depending on whether the reformulation process is successful and the nature and size of clinical trials to be conducted. At present, the Directors and management's best estimate of the costs associated with phase two is in the range of $5 million to $8 million. If, following one or both of these phases, the reformulation of its drug candidate for use in treating other disorders is not considered to be viable or in the best interests of shareholders, the Directors will consider a return of capital to shareholders and ceasing the operations of the Group.

The Group expects that it has sufficient funds to continue its operations into the fourth calendar quarter of 2026.

Based on this assessment, the Directors and management believe that the Group has adequate funding through its existing cash and cash equivalents balance to continue operations, realize its assets, and settle its liabilities in the normal course of business.

However, there remains uncertainty on the potential product and future operations of the Group which is dependent on the strategic review and its outcomes. Furthermore, the group may incur additional costs to those estimated and it may need to raise additional funds of which the timing and amount is unknown at this time. The Group does not have any committed external source of funds and expects to finance future cash needs through public or private equity financings. The Group cannot be certain that additional funding will be available to it on acceptable terms, or at all. Furthermore, the company remains suspended as it engages with the listing authorities on its product and operations of the Group. Therefore, a material uncertainty exists that may cast significant doubt as whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Notes to the Consolidated Financial Statements (continued)

3. Summary of accounting policies

The consolidated financial statements have been prepared using the material accounting policies and measurement bases summarized below.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain non-current assets and financial instruments such as the Derivative financial liabilities – investor options. All amounts are presented in United States dollars unless otherwise stated.

CHANGE IN PRESENTATION

ROUNDING OFF OF AMOUNTS

The Company is of a kind referred to in *ASIC Corporations (Rounding in Financials/Directors' Reports) Instrument 2016/191* and in accordance with that Corporations instrument amounts in the full year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated. Opthea has applied ASIC-CI 2016/191 for the first time in the current year. Accordingly, the rounding in this full year period, including comparative information, have been presented in accordance with the level of rounding permitted and used in the current period.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company:

- Has power over the investee;
- Is exposed, or has rights, to variable returns from its involvement with the investee; and
- Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Notes to the Consolidated Financial Statements (continued)

FOREIGN CURRENCY TRANSLATION

(i) FUNCTIONAL AND PRESENTATION CURRENCY

The functional and presentation currency of the Group is United States dollars (US$).

(ii) TRANSACTIONS AND BALANCES

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

FINANCIAL ASSETS AND LIABILITIES

RECOGNITION AND DERECOGNITION OF FINANCIAL ASSETS

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets.

When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

FINANCE INCOME

Almost all of the Group's finance income is earned on short-term bank deposits, and as such, finance income is recognized when the Group's right to receive the payment is established.

PAYABLES

Payables are carried at amortized cost and due to their short-term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

The amounts are unsecured and are usually paid within 30 days of recognition.

Notes to the Consolidated Financial Statements (continued)

FINANCIAL LIABILITIES – DFA

Financial liabilities are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions which would be recognized through the consolidated statement of profit or loss and other comprehensive income.

AMORTIZED COST AND EFFECTIVE INTEREST METHOD

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability.

Interest expense is recognized in profit and loss and is included in the "Interest expense on DFA" line item.

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTIONS

Derivative financial liabilities relate to investor options and are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. These options are considered a derivative as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss Transaction costs that are directly attributable to the issue of derivative financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

At every reporting period, the Company reviews the fair value of the investor option which can be measured against the current trading value of the options on ASX. It is expected that a revaluation will result in a non-cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit and Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized.

EQUIPMENT

Equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over their useful economic lives as follows:

- Equipment and furniture – 3 to 10 years; and
- Leasehold improvements – 8 years or the term of the lease if shorter.

The assets' residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

An item of equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal.

Notes to the Consolidated Financial Statements (continued)

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. The Company considers that the capitalization may only be considered after regulatory approval.

As of June 30, 2025 and 2024, the Group is in the research phase and has not capitalized any development costs to date.

PROVISIONS AND EMPLOYEE BENEFITS

(i) WAGES, SALARIES, ANNUAL LEAVE AND SICK LEAVE

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in current provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognized when the leave is taken and are measured at the rate paid or payable.

(ii) LONG SERVICE LEAVE

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

SHARE-BASED PAYMENT TRANSACTIONS

The Group provides benefits to Directors and employees (including key management personnel) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Bionomial, Black Scholes and Monte Carlo models are used to value the options issued.

The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.

CONTRIBUTED EQUITY

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

Notes to the Consolidated Financial Statements (continued)

REVENUE RECOGNITION

License revenue in connection with licensing of the Group's intellectual property (including patents) to customers is recognized as a right to use the Group's intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales-based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group's intellectual property is accounted for as a performance obligation satisfied at a point in time.

The following consideration is received in exchange for licenses of intellectual property:

- Up-front license fees – these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer.
- Sales-based royalties – these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied.

During the years ended June 30, 2025 and 2024, the Group's only revenue related to sales-based royalties.

INCOME TAX

CURRENT TAX

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income.

The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group's lead candidate, sozinibercept. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group's financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.

The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 *Income Taxes*.

Notes to the Consolidated Financial Statements (continued)

DEFERRED TAX

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not give rise to equal taxable and deductible temporary difference.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets (or credits) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance date.

Income taxes relating to items recognized directly in equity are recognized directly in equity and not in profit or loss.

TAX CONSOLIDATION LEGISLATION

Tax consolidation is a system adopted by the ATO that treats a group of entities as a single entity for tax purposes. Opthea Limited and its 100% owned Australian domiciled subsidiary formed a tax consolidated group effective July 1, 2003. The head entity, Opthea Limited, and its controlled entity, Vegenics Pty Ltd, are current members of the tax consolidated group and account for their own current and deferred tax amounts. Members of the tax consolidated group have adopted the "separate taxpayer within group" method to allocate the current and deferred tax amounts to each entity within the Group.

This method requires adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Group or that have a different tax consequence at the level of the Group.

The head entity, which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss.

OTHER TAXES

Revenues, expenses, assets and liabilities are recognized net of the amount of GST except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- Receivables and payables are stated with the amount of GST included.

Notes to the Consolidated Financial Statements (continued)

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

4. Critical accounting judgments and key sources of estimation uncertainty

In applying the Group's accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions.

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

RESEARCH AND DEVELOPMENT COSTS

The majority of Opthea's expenditure is incurred as a result of clinical trials for sozinibercept. During the years ended June 30, 2025 and 2024, Opthea progressed Phase 3 wet age-related macular degeneration (wet AMD) trials. A key measure of Opthea's performance is the level of expenditure incurred on the research of sozinibercept.

Judgment is required in relation to:

- The classification of expenses in the income statement between research and development costs and operating expenses; and
- Whether costs relate to R&D, and consequently if they meet the capitalization criteria under AASB 138 *Intangible Assets*.

The Directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2025 and 2024. The development costs may be considered for capitalization post receiving regulatory approval.

DFA

The Group's accounting policy for DFA requires judgment around the determination of it having the characteristics of a debt instrument. The payments received under the DFA have been recorded as a financial liability in the Group's consolidated statement of financial position.

Following the discontinuation of the clinical trials, the Group exercised significant judgement in the valuation of the DFA at reporting date, including consideration of whether the loan has been discharged, suspended or modified. In the absence of a termination event, judgement was applied in determining the best estimate for the value of the liability being the funds received accreted with interest at the reporting date, as this represents the best estimate of the contractual cash flows. Refer to Note 27 for further information.

Notes to the Consolidated Financial Statements (continued)

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTIONS

The Group's accounting for Investor Options requires judgments as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and are treated as a derivative where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Judgment is required in determining whether the offer was made on a pro-rata basis, which impacts the accounting of the options. Such derivatives measured at fair value with subsequent changes in fair value accounted for through profit and loss. Refer to Note 14 and 25 for further information.

TAXATION

RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgments are required as to the R&D tax incentive refundable offset eligibility in respect of:

- The Group's ability to make claims and its continued compliance under the scheme;
- R&D and other supporting costs previously approved by Australian tax authorities;
- Estimated amounts, timing and geographical location of costs related to the projects for which applications have been approved to date; and
- Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure.

For the years ended June 30, 2025 and 2024, the Group has recognized an R&D tax incentive receivable of $7.2 million and $10.4 million respectively within the Consolidated Statement of Financial Position, with a corresponding amount recognized within income tax benefit within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

The R&D tax incentive receivable as at June 30, 2025 and 2024 is based on the legislation as currently enacted as at June 30, 2025 and 2024, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the years ended June 30, 2025 and 2024, no such legislative changes have occurred.

Investment tax credits such as the R&D tax incentive are outside of the scope of AASB 112 *Income Taxes* and AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*. Based on the guidance in AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with AASB 112 or with AASB 120.

In the Group's opinion, the R&D tax incentive should be presented by analogizing to AASB 112 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations:

- The R&D tax incentive is considered an income tax offset which will be offset against the Group's tax obligation if and when the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidated revenue is currently below $20 million, if and when the Group generates revenue in excess of $20 million the R&D tax incentive will become non-refundable and can only be offset against any future income tax payable by the Group.
- The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group's annual income tax return.

The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre-issuance reviews. Refer to Note 16 for further information.

Notes to the Consolidated Financial Statements (continued)

FUNCTIONAL CURRENCY

Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group's underlying transactions, events and conditions as they relate to generating and expending cash.

4.2 KEY SOURCES OF ESTIMATION UNCERTAINTY

DEVELOPMENT FUNDING – FINANCIAL LIABILITY

The Group evaluated the Funding Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA Investors was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Funding Agreement as part of a development financing liability in its consolidated balance sheet.

The Group measures the overall development financing liability at amortised cost which is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Refer to Note 27 for further information.

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTION

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, the Group uses the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss. Refer to Note 14 and 25 for further information.

SHARE-BASED PAYMENT TRANSACTIONS

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models, Black-Scholes models or Monte Carlo models. The related assumptions are detailed in Note 37. The accounting estimates and assumptions relating to equity-settled share-based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share-based payments change, this could have a material impact on the amounts recognized in equity and employee-related expenses. Refer to Note 37 for further information.

Notes to the Consolidated Financial Statements (continued)

5. Application of new and revised Accounting Standards

NEW AND AMENDED ACCOUNTING STANDARDS THAT ARE EFFECTIVE FOR THE CURRENT YEAR

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current year.

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

NEW AND REVISED AUSTRALIAN ACCOUNTING STANDARDS AND INTERPRETATIONS ON ISSUE BUT NOT YET EFFECTIVE

Certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Company.

AASB 18 *PRESENTATION AND DISCLOSURE IN FINANCIAL STATEMENTS*

The Directors have not yet evaluated the impact that the new and revised Accounting Standards, interpretations and amendments will have on the Group's financial statements.

6. Segment information

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and the US, respectively.

The Group is focused primarily on developing a novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

The Chief Financial Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards.

There is only one segment for segment reporting purposes, and the information reviewed by the Chief Financial Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group's only revenue stream in the current and prior financial years is royalty income generated from licenses granted in respect of the Group's intellectual property that are unrelated to the Group's core business and the development of novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3 and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income of US$25 thousand (2024: US$125 thousand) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Notes to the Consolidated Financial Statements (continued)

7. Revenue

	2025 US$ (000's)	2024 US$ (000's)
Sales-based royalties	25	125
Total revenue	**25**	**125**

8. Other income

	2025 US$ (000's)	2024 US$ (000's)
Grant and other income	121	137
Total other income	**121**	**137**

9. Research and development expenses

	2025 US$ (000's)	2024 US$ (000's)
Employee benefits expenses:		
Salaries and fees	10,211	4,809
Severance	4,544	–
Cash bonuses	1,741	1,425
Superannuation	361	182
Share-based payments expense	883	1,300
Total employee benefits expense	**17,740**	**7,716**
Payroll tax	782	295
Research insurance	255	322
Research project costs[1]	108,055	167,993
Total research and development expenses	**126,832**	**176,326**

1. The research project costs relate to the research programs in respect to the treatment of eye diseases by sozinibercept.

Notes to the Consolidated Financial Statements (continued)

10. Administrative expenses

	2025 US$ (000's)	2024 US$ (000's)
Administrative expenses		
Employee expenses:		
Salaries and fees	5,662	3,946
Severance	3,450	–
Cash bonuses	1,768	708
Superannuation	223	120
Share-based payments expense	5,245	3,785
Total employee benefits expense	**16,348**	**8,559**
Other expenses:		
Insurance	1,413	1,669
Investor relations costs	602	383
Audit and accounting	833	526
Travel expenses	508	744
Payroll tax	408	187
Legal fees	2,961	1,304
Advisory fees	156	8
Consultancy costs	2,432	709
Other expenses	3,324	1,586
Total other expenses	**12,637**	**7,116**
Depreciation of:		
Equipment and furniture	7	19
Right-of-use asset	84	84
Total depreciation expense	**91**	**103**
Total administrative expenses	**29,076**	**15,778**

Notes to the Consolidated Financial Statements (continued)

11. Finance income

	2025 US$ (000's)	2024 US$ (000's)
Interest income	5,532	3,395
	5,532	**3,395**

12. Interest expense on DFA

	2025 US$ (000's)	2024 US$ (000's)
Interest expense on DFA	46,457	30,263
	46,457	**30,263**

The interest expense on DFA is non-cash interest at the imputed rate of 23%.

13. Gain on remeasurement of financial liability – DFA

	2025 US$ (000's)	2024 US$ (000's)
Gain on remeasurement of financial liability – DFA	–	387
	–	**387**

Refer to disclosures in Notes 4.1, 4.2 and 27.

14. Fair value gain (loss) on derivatives – investor options

	2025 US$ (000's)	2024 US$ (000's)
Fair value (gain)/loss on derivative – investor options issued in September 2023 (2023 Investor options)	(14,344)	11,193
Fair value (gain)/loss on derivative – investor options issued in June/July 2024 (2024 Investor options)	(13,928)	31
Fair value (gain)/loss – investor options on conversion to shares	(11)	–
	(28,283)	**11,224**

Refer to Notes 25 and 29.

Notes to the Consolidated Financial Statements (continued)

15. Net foreign exchange loss

	2025 US$ (000's)	2024 US$ (000's)
Net foreign exchange loss	1,334	107
	1,334	**107**

Exchange differences arising on the translation of monetary items are recognized in the consolidated statement of profit or loss and other comprehensive income.

16. Income tax

	2025 US$ (000's)	2024 US$ (000's)
(a) INCOME TAX BENEFIT		
Statement of Profit or Loss and Other Comprehensive Income Current tax		
Current income tax credit	(240)	(986)
Deferred tax	7,187	10,398
	6,947	9,412
Deferred tax		
In respect of the current year	–	–
Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	**6,947**	**9,412**
(b) CURRENT TAX RECEIVABLE		
Research and Development Tax Incentive Credit receivable	7,187	10,398

Notes to the Consolidated Financial Statements (continued)

(c) NUMERICAL RECONCILIATION BETWEEN AGGREGATE INCOME TAX BENEFIT RECOGNIZED IN THE STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AND BENEFIT CALCULATED PER THE STATUTORY INCOME TAX RATE.

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group's applicable income tax rate is as follows:

	2025 US$ (000's)	2024 US$ (000's)
Accounting loss before tax	(169,738)	(229,654)
At the Company's statutory income tax rate of 25% (2024: 30%)	42,435	68,896
R&D tax incentive on eligible expenses	7,187	10,398
Non-deductible R&D expenditure	(4,131)	(7,175)
Other non-deductible expenses – share-based payment expense	(1,532)	(1,525)
Amount of temporary differences and carried forward tax losses not recognized	(37,012)	(61,182)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	6,947	9,412

(d) RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES IN STATEMENT OF FINANCIAL POSITION

Deferred income tax at June 30 relates to the following:

Deferred tax liabilities:

	2025	2024
Interest and royalty income receivable (future assessable income)	(30)	(77)
	(30)	(77)
Deferred tax assets related to temporary differences:		
Accrued expenses and other liabilities	569	201
Employee provisions	225	190
Other miscellaneous items	2,853	3,340
	3,647	3,731
Net deferred tax assets	3,617	3,654
Less: temporary differences not recognized	(3,617)	(3,654)
Net deferred tax recognized in the statement of financial position	–	–

(e) CARRY FORWARD UNRECOGNIZED TAX LOSSES

The Group had income tax losses of $148,978 thousand and capital losses of $391 thousand at year end (2024: income tax losses of $124,807 thousand and capital losses of $412 thousand) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

Notes to the Consolidated Financial Statements (continued)

(f) FRANKING CREDIT BALANCE

Franking credits are a type of tax credit in Australia that is available to the Group's shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% is A$227 thousand (2024 30%: A$227 thousand), which represents the amount of franking credits available for the subsequent financial year.

Franking credits are not recognized in the consolidated statement of financial position.

17. Earnings per share

	2025 US$ (000's)	2024 US$ (000's)
The following reflects the income used in the basic and diluted earnings per share computations:		
(a) EARNINGS USED IN CALCULATING EARNINGS PER SHARE		
Net loss attributable to ordinary equity holders of the parent	(162,791)	(220,242)
(b) WEIGHTED AVERAGE NUMBER OF SHARES		
Weighted average number of ordinary shares on issue for basic earnings per share	1,224,697,353	638,202,922
Effect of dilution:		
Share options	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution	1,224,697,353	638,202,922
Loss per share (basic and diluted in cents)	(13.29)	(34.51)

On June 14, 2024 the Company announced a capital raising which involved an additional 139,627,846 ordinary shares and options that represent potential ordinary shares of 189,428,654.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED Plan) plans would generally be included in the calculation due to the conditions of the issuance being satisfied.

As the Group is in a loss position, all options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

At June 30, 2025, a total number of 43,789,083 options/rights (2024: 35,300,000), 7,087,259 ADS options that represent 8 ordinary shares for each ADS held (2024:6,550,000) and 287,214,294 (2024: 240,708,149) investor options were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the option plans listed below.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Notes to the Consolidated Financial Statements (continued)

ORDINARY OPTIONS

	2025 No.	2024 No.
NED Plan	27,500,000	21,000,000
LTIP	13,589,083	11,400,000
	41,089,083	**32,400,000**

PERFORMANCE RIGHTS

These rights related to the following option plans:

	2025 No.	2024 No.
NED Plan	650,000	650,000
LTIP	2,050,000	2,250,000
	2,700,000	**2,900,000**

ADS OPTIONS

These rights related to the following option plans:

	2025 No.	2024 No.
NED Plan	–	–
LTIP – Extended terms	107,716	277,000
LTIP	6,979,543	6,273,000
	7,087,259	**6,550,000**

INVESTOR OPTIONS

	2025 No.	2024 No.
2023 investor options – listed	97,787,612	97,822,109
2024 investor options – listed	189,426,682	142,886,040
	287,214,294	**240,708,149**

As of June 30, 2025 24,354,341 outstanding options and rights were exercisable as of that date (2024: 20,024,203).
As of June 30, 2025 2,138,378 outstanding ADS options were exercisable as of that date (2024: 537,914).

Notes to the Consolidated Financial Statements (continued)

18. Current assets – cash and cash equivalents

	2025 US$ (000's)	2024 US$ (000's)
Cash at bank and in hand	14,030	91,729
Short-term deposits	34,413	80,742
Total cash and cash equivalents	**48,443**	**172,471**

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short-term deposits are with a major Australian bank and are made for varying periods of between 30 and 61 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At year end, the average rate was 4.23% (2024: 4.71%).

19. Current assets – receivables

	2025 US$ (000's)	2024 US$ (000's)
Interest receivable	97	281
GST receivable	301	1,071
Other receivable	21	74
Total current receivables	**419**	**1,426**

The GST and other receivables are non-interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2024: $Nil).

20. Current assets – prepayments

	2025 US$ (000's)	2024 US$ (000's)
Launch Service Agreement	–	2,700
R&D Contract Research Organization	–	223
Insurance	608	609
Other prepayments	142	365
Total current prepayments	**750**	**3,897**

The insurance amount predominantly relates to directors and officers insurance.

Notes to the Consolidated Financial Statements (continued)

21. Non-current assets – right-of-use assets

The Group has a three-year lease contract for its head office premises in Melbourne, Australia which commenced on July 15, 2022. The agreement does not contain any extension options. The lease term ended on July 14, 2025 and the Company did not renew the lease for any further periods. The carrying amount of the lease at June 30, 2025 is as follows:

	2025 US$ (000's)	2024 US$ (000's)
Right-of-use asset cost		
Opening balance as at July 1	534	534
Additions	–	–
	534	**534**
Right-of-use asset depreciation		
Opening balance as at July 1	(450)	(366)
Charge to the period	(84)	(84)
	(534)	**(450)**
Net carrying amount at June 30	**–**	**84**

22. Non-current assets – prepayments

	2025 US$ (000's)	2024 US$ (000's)
Prepayments	–	467
Total non-current prepayments	**–**	**467**

23. Current liabilities – payables

	2025 US$ (000's)	2024 US$ (000's)
Creditors (unsecured)	9,736	38,060
Payroll related tax liability	–	44
Total current payables	**9,736**	**38,104**

Creditors are non-interest bearing and are normally settled on 30-day terms.

Notes to the Consolidated Financial Statements (continued)

24. Current liabilities – provisions

	2025 US$ (000's)	2024 US$ (000's)
Annual leave	825	762
Long service leave	314	256
Total current provisions	**1,139**	**1,018**

25. Current liabilities – derivative financial liabilities investor options

	2025 Number outstanding	2024 Number outstanding	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	240,708,149	–	24,840	–
Fair valuation upon listing in September – 2023	–	97,823,852	–	3,163
Fair valuation upon issuance in June – 2024	–	142,886,040	–	10,454
Fair valuation upon issuance in July – 2024	46,542,614	–	3,444	–
Fair value of conversion of options to shares	(36,469)	(1,743)	(12)	(1)
Fair value loss on investor options at reporting date – 2023 Investor options	–	–	(14,344)	11,193
Fair value loss on investor options at reporting date – 2024 Investor options	–	–	(13,928)	31
Total derivative financial liabilities	**287,214,294**	**240,708,149**	**–**	**24,840**

EQUITY AND INVESTOR OPTIONS 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and at June 30, 2025 management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OA).

Notes to the Consolidated Financial Statements (continued)

EQUITY AND INVESTOR OPTIONS 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after the prior year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 18, 2024 at A$0.10 and at year end, management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OB).

Under AASB 9 *Financial Instruments* and AASB 132 *Financial Instruments: Presentation*, options with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative where not all existing equity investors are offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. Options with an exercise price of A$0.80 and A$1.00 meet this requirement as not all investors were offered to participate in the equity raise on a pro rata basis and the Company has presented the fair value of these options as a current liability on the consolidated statement of financial position. As these options are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these options expire, the non-cash option liability is reversed through the consolidated statement of profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the option derivative or when options expire unexercised.

At June 30, 2024, the 2024 options were fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years and the implied volatility of the traded options.

At June 30, 2025, management assessed the fair value of the 2024 options at $0 due to the ongoing trading suspension (ASX: OPT-OB).

Notes to the Consolidated Financial Statements (continued)

26. Current liabilities – Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending July 14, 2025, using an incremental borrowing rate of 3%. The Company did not renew the lease for any further periods.

	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	93	182
New lease	–	–
Payments	(93)	(89)
Carrying amount at June 30	**–**	**93**
Maturity analysis:		
Year 1	–	98
Year 2	–	–
	–	**98**
Less: unearned interest	(–)	(5)
	–	**93**
Analyzed into:		
Current portion	–	93
Non-current portion	–	–
	–	**93**

	2025 US$ (000's)	2024 US$ (000's)
Amounts recognized in profit or loss:		
Depreciation expense of right-of-use asset	84	84
Lease finance costs	8	6
Expense relation to leases of low value assets	–	–
	92	**90**

Notes to the Consolidated Financial Statements (continued)

27. Current and Non-current liabilities – financial liabilities – DFA

	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	200,536	85,660
Funding at fair value	–	85,000
Interest expense on DFA (includes amounts to related parties $32,792 (2024: $24,698))	46,457	30,263
Gain on remeasurement of financial liability – DFA	–	(387)
Total non-current financial liabilities	**–**	**200,536**
Total current financial liabilities	**246,993**	**–**

In August 2022, Ocelot, an affiliate of Carlyle and Abingworth, committed to provide Opthea no less than US$120.0 million and up to a maximum of US$170.0 million (the additional US$50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co-investor (such co-investor, together with Ocelot are referred to as the "DFA Investors") contributing funding of US$50 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there had been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot. The amounts of US$120 million and US$50 million committed under the DFA had been received in cash in prior periods. Pursuant to the DFA, Opthea was required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, pursuant to certain development timelines set forth therein.

In return, Opthea was to pay to Carlyle and Abingworth (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union ("Regulatory Approval"), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharged once Carlyle and Abingworth had received a total of four times their investment. The Group evaluated the DFA and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Carlyle and Abingworth was not considered substantive and genuine.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. At June 30, 2025, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

Pursuant to the DFA, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors the required payment amounts or upon certain termination events under the DFA.

Notes to the Consolidated Financial Statements (continued)

Accordingly, the Company had recorded payments received under the DFA as part of a development financing liability in its consolidated balance sheet. The Group accounted for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate at inception. The development financing liability was to be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the DFA were capitalized and recorded as a reduction to the carrying amount of the development funding liability and was also to be amortized to interest expense using the effective interest method.

In certain instances which may have resulted upon the termination of the DFA, the Group was obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if Regulatory Approval is not obtained. The DFA also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of US$Nil, US$229.5 million, US$255.0 million, US$467.5 million or US$680.0 million if a termination event is to occur. No termination event was called by the DFA Investors up to the date of approval of these financial statements.

On March 31, 2025, the Company announced that following the negative results of the COAST Phase 3 trial, the Company determined that the most appropriate course of action for wet AMD patients, shareholders and other stakeholders of the Company was to accelerate the ShORe trial topline data readout. Both Phase 3 trials did not meet their primary endpoint and following the negative results of both the COAST and ShORE trials, the Company in consultation with the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD with immediate effect and agreed that this decision did not constitute a termination event under the DFA under sections 13.4.2 Termination for Fundamental Material Breach, 13.4.3 Termination for Material Breach, 13.4.8 Termination for Safety Concerns or 13.4.10 Termination for JSC Decision. Following the termination of the sozinibercept wet AMD program, the Company reduced its work force, exited all contracts related to the clinical trials and commenced active discussions with the DFA Investors on a potential settlement of the DFA agreement. These settlement discussions were ongoing at June 30, 2025.

At June 30, 2025, the DFA Investors had right to terminate the agreement in the event of development product failure. Section 13.4.5.2 *Development Product Failure* of the DFA does not contemplate the obligations of the Company where the agreement is terminated following negative trial results achieved and the Company does not elect to continue development of the product where the primary endpoint in such trial is not achieved. The Company exercised significant judgement in the estimation of the DFA obligation at June 30, 2025 and evaluated that, in the absence of a termination event, the contractual obligation of the Company in terms of the DFA were not discharged, cancelled or modified at June 30, 2025. Accordingly, the Group continued to account for the development funding liability at amortised cost being the funds invested of US$170 million and interest accreted at the original interest rate of approximately 23%, which reflects the estimated return on the instrument. The Group considered this to be the best estimate of the contractual obligation in the absence of the specific terms in the DFA of the amounts repayable where the primary endpoint in such trial is not achieved. Although the DFA Investors have not called a termination event, the right to terminate under section 13.4.5.2 *Development Product Failure* remained with the Investors at June 30, 2025 and therefore the Company did not have a right to defer settlement of the liability for at least 12 months after the reporting period. The liability was reclassified from non-current to current as of June 30, 2025.

Notes to the Consolidated Financial Statements (continued)

On August 19, 2025, the Company and the DFA Investors agreed to a settlement, with the DFA Investors receiving a cash payment of US$20 million and a 9.99% equity stake in the Company, equivalent to 136,661,003 ordinary shares. The settlement arrangement includes termination of the DFA and a release of the DFA Investors' security interest and liens over the Company's assets. The security interest was terminated upon the Company entering into a settlement agreement with the DFA Investors on August 19, 2025 and payment by the Company of US$20 million and the issuance of a 9.99% equity interest in the Company.

28. Non-current liabilities – provisions

	2025 US$ (000's)	2024 US$ (000's)
Long service leave	–	10
	–	**10**

29. Contributed Equity

	2025 US$ (000's)	2024 US$ (000's)
(a) ORDINARY SHARES		
Issued and fully paid at June 30	497,488	466,085
Movement in ordinary shares:		
Opening balance	466,085	320,884
Issue of shares on exercise of options granted under the LTIP	31	–
Recognition of Investor options:		
Issue of shares on exercise of options from Entitlement Offer	20	1
Issue of shares in September 2023, net of issuance costs of $4,765	–	50,273
Issue of shares in June 2024, net of issuance costs of $8,904	–	94,927
Issue of shares in July 2024, net of issuance costs of $2,829 and investor options fair value of $3,444	31,352	–
	497,488	**466,085**

Ordinary shares on issue:	No:	No:
Opening balance	1,091,466,771	467,159,434
Issue of shares on exercise of options granted under the LTIP	185,922	–
Issue of share on exercise of options from Entitlement Offer	36,469	1,743
Issue of shares from Placement and Institutional Offer	–	195,647,457
Issue of shares from Entitlement Offer	139,627,846	428,658,137
	1,231,317,008	**1,091,466,771**

Notes to the Consolidated Financial Statements (continued)

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2025, amounted to $497,488 thousand (1,231,317,008 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2025 the Company issued 139,627,846 ordinary shares for net proceeds of $31,353 thousand via an institutional offer in July 2024.

Issued capital at June 30, 2024 amounted to US$466,085 thousand (1,091,446,771 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2024 the Company issued 624,305,594 ordinary shares on ASX listing for net proceeds of US$145,200 thousand.

EQUITY AND INVESTOR OPTIONS – 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every two new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of one new option for every two new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90.0 million (US$58.2 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and management assessed the fair value at June 30, 2025 A$0 due to ongoing trading suspension (ASX: OPT-OA).

EQUITY AND INVESTOR OPTIONS – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every three new shares issued under the Placement, and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of one new option for every three new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 18, 2024 at A$0.12 and management assessed the fair value at June 30, 2025 $0 due to ongoing trading suspension. (ASX: OPT-OB).

(b) OPTIONS GRANTED TO DIRECTORS AND EMPLOYEES

The Company has two share-based payment schemes, the Long-Term Incentive Plan (LTIP) and Non-Executive Director Share and Option Plan. Options to subscribe for the Company's shares have been granted under these plans to certain employees and directors.

The Company granted 16,127,200 option/rights over ordinary shares and 6,333,500 ADS options under these plans during the year ended June 30, 2025 (Note 37). These options/rights has a weighted average fair value at grant date of $0.32 per option and $2.42 per ADS options. During the year ended June 30, 2025 156,250 options granted and 7500 ADS options under the LTIP and NED Plan were exercised.

At June 30, 2025 the Company has 28,150,000 Non-Executive Director options that remain unexercised. There were 13,500,000 options with an expiry of November 2034, 4,500,000 options with an expiry of November 2033, 6,150,000 options with expiry of November 2032, 2,000,000 options with an expiry of April 2026 and 2,000,000 options with an expiry of October 2025.

Notes to the Consolidated Financial Statements (continued)

The Company granted 9,850,000 options/rights over ordinary shares and 5,045,000 ADS options under these plans during the year ended June 30, 2024 (Note 37). These options/rights had a weighted average fair value at grant date of $1.18 per option and $1.97 per ADS option. During the year ended June 30, 2024, no options granted under the LTIP and NED Plan were exercised.

At June 30, 2024, the Company had 13,848,860 Non-Executive Director options that remain unexercised with expiry of November 2026 for 875,342 options and November 2025 for 2,973,518, options, October 2024 for 4,000,000 options, January 2025 for 3,000,000 options, October 2025 for 1,500,000 options and April 2026 for 1,500,000 options.

(c) CAPITAL MANAGEMENT

The Group is not subject to any externally imposed capital requirements. The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. Refer to Notes 27 and 39 for additional information. When managing share capital, management's objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company's constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises.

30. Accumulated losses and reserves

	2024 US$ (000's)	2024 US$ (000's)
(a) MOVEMENTS IN ACCUMULATED LOSSES WERE AS FOLLOWS:		
Balance at July 1	(579,704)	(359,462)
Net loss for the period	(162,791)	(220,242)
Balance at June 30	(742,495)	(579,704)
(b) RESERVES		
Fair value of investments reserve (i)	1,085	1,085
Share-based payments reserve (ii)	22,764	16,636
Foreign translation reserve (iii)	20,089	20,089
Total reserves	43,938	37,810
(i) MOVEMENT IN FAIR VALUE OF INVESTMENTS RESERVE:		
Opening balance	1,085	1,085
Closing balance	1,085	1,085
(ii) MOVEMENT IN SHARE-BASED PAYMENTS RESERVE:		
Opening balance	16,636	11,551
Share-based payments expense	6,128	5,085
Exercise of options	–	–
Closing balance	22,764	16,636
(iii) MOVEMENT IN FOREIGN TRANSLATION RESERVE:		
Opening balance	20,089	20,089
Gain/loss on translation	–	–
Closing balance	20,089	20,089

Notes to the Consolidated Financial Statements (continued)

(c) NATURE AND PURPOSE OF RESERVES

FAIR VALUE OF INVESTMENTS RESERVE

This reserve records fair value changes on listed investments. As at June 30, 2025 and 2024 no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

SHARE-BASED PAYMENT RESERVE

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

FOREIGN CURRENCY TRANSLATION RESERVE

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in 2021.

31. Financial risk management objectives and policies

The Group's principal financial assets comprise cash, receivables and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management practices. The objective is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group's other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group's financial assets and liabilities are interest rate risk, foreign currency risk and liquidity risk.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Liquidity risk is monitored through future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarized below.

RISK EXPOSURES AND RESPONSES

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post-tax (losses) or profits for a range of sensitivities. These can be seen in the post-tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post-tax (loss)/profit impact.

Notes to the Consolidated Financial Statements (continued)

(i) INTEREST RATE RISK

The Group's exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia's largest banks.

The objective of managing interest rate risk is to minimize the Group's exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short-term deposits for varying periods of between 30 days and 92 days, depending on the short and long-term cash requirements of the Group which is determined based on the Group's cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with the DFA Investors. Due to the structure of the DFA Agreement, the Group has determined that there is no interest rate risk. Refer to Note 27 and Note 39.

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2025 and 2024.

At June 30, 2025, if interest rates moved, with all variables held constant, post-tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2025 US$ (000's)	2024 US$ (000's)
+ 0.50% (50 basis points) (2024: + 0.50%)	120	283
– 0.50% (50 basis points) (2024: – 0.50%)	(120)	(283)

The post-tax figures include an offset for tax losses (bringing the tax effect to $Nil) for the year ended June 30, 2025 (2024: $Nil). Significant assumptions used in the interest rate sensitivity analysis include:

- The reasonably possible movement of 0.5% was calculated by taking the interest rates as at balance date, moving these by plus and minus 0.5% and then re-calculating the interest on term deposits with the 'new-interest-rate'.
- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next 12 months from balance date.

Notes to the Consolidated Financial Statements (continued)

(ii) FOREIGN CURRENCY RISK

As a result of services provided by non-related entities in Australia, Canada, United Kingdom and Europe, part of the Group's monetary assets and liabilities are affected by movements in the exchange rate.

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies.

	Consolidated			
2025	AUD 2025 US$ (000's)	EURO 2025 US$ (000's)	GBP 2025 US$ (000's)	CAD 2025 US$ (000's)
Financial assets				
Cash	7,581	–	–	–
Receivables	26	–	–	–
Financial liabilities				
Payables	(3,225)	–	(6)	(5)
Other financial liabilities	–	–	–	–
Net exposure	4,382	–	(6)	(5)

	AUD 2024 US$ (000's)	EURO 2024 US$ (000's)	GBP 2024 US$ (000's)	CAD 2024 US$ (000's)
2024				
Financial assets				
Cash	131,914	–	–	–
Receivables	486	–	–	–
Financial liabilities				
Payables	(2,350)	(488)	(3)	(13)
Other financial liabilities	–	–	–	–
Net exposure	130,050	(488)	(3)	(13)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2025 and 2024.

At June 30, 2025 and 2024, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2025 US$ (000's)	2024 US$ (000's)
Consolidated		
AUD/USD +10% (2024: +10%)	(299)	(9,006)
AUD/USD −10% (2024: −10%)	365	11,007

Notes to the Consolidated Financial Statements (continued)

The reasonably possible movements at June 30, 2025 are lower than at June 30, 2024 due mainly to the net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

- The reasonably possible movement of 10% was calculated by taking the currency spot rates as at balance date, moving these by 10% and then re-converting the currencies into US with the 'new-spot-rate'. This methodology reflects the translation methodology undertaken by the Group.

- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next 12 months from balance date.

- Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

(iii) CREDIT RISK

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and receivables. The Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv) LIQUIDITY RISK

Liquidity risk arises from the financial liabilities of the Group and the Group's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months, current and non-current liabilities. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. Refer to Notes 27 and 39. The Group's objective is to maintain an appropriate cash asset balance to fund its operations.

As outlined in Note 2, the Group expects that the cash on hand at June 30, 2025 will be sufficient to fund its operations into the fourth calendar quarter of 2026. Due to uncertainties regarding future operations of the Group following the strategic review, and the potential for future clinical trials, the Group may need to raise additional funds, the timing and amount of which is unknown at this time.

Notes to the Consolidated Financial Statements (continued)

The table below reflects undiscounted cash flows of the financial liabilities.

	Consolidated				
June 30, 2025	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
Non-derivative liabilities					
Payables	2,917	2,917	–	–	2,917
Accrued expenses	6,819	6,819	–	–	6,819
Financial liabilities – DFA[1]	246,993	–	249,993	–	246,993
Total	**256,729**	**9,736**	**246,993**	**–**	**256,729**

	Consolidated				
June 30, 2024	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
Non-derivative liabilities					
Payables	9,472	9,472	–	–	9,472
Accrued expenses	28,483	27,279	1,204	–	28,483
Financial liabilities – DFA	200,536	–	–	731,000	731,000
Total	**238,491**	**36,751**	**1,204**	**731,000**	**768,955**

1. Following the termination of the clinical trials, the Group did not have a right to defer settlement of the liability for at least twelve months after the reporting period and therefore the liability is reflected in the period between 3 months and 1 year. Refer to Note 27.

Notes to the Consolidated Financial Statements (continued)

32. Related party disclosures

(a) SUBSIDIARIES

	Parent equity % equity interest	
Name of company	2025 %	2024 %
Vegenics Pty Ltd[1]	100	100
Opthea US Inc[2]	100	100

1. Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited.
2. Opthea Limited is the ultimate parent entity. Opthea US was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited.

(b) TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below:

- Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea. Anshul Thakral resigned from the Opthea Board of Directors effective June 2, 2025 and therefore Ocelot, Launch Tx and Saama Technologies are no longer entities related to the Group at year end.

TRADING TRANSACTIONS

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated purchase of services	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	32,793	24,699
Launch Tx	9,900	2,700
Mr. Lawrence Gozlan	275	–
Saama Technologies	121	343

Transactions with Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a payable position at June 30, 2025.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

Transactions with Mr. Lawrence Gozlan, a director of the Company, related to Consultancy fees for the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital raises. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non–Executive Director.

Notes to the Consolidated Financial Statements (continued)

	Consolidated amounts owed to related parties	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	–	141,555
Launch Tx	2,250	–
Mr. Lawrence Gozlan	–	–
Saama Technologies	–	–

Amounts owed to Ocelot relate to the DFA and carry an effective interest rate of 23% (refer to Note 27). Included in the interest expense on DFA for the year is an amount due to related parties of $32,793 thousand (2024: $24,699 thousand). Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a payable position at June 30, 2025.

	Consolidated amounts owed by related parties	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	–	–
Launch Tx	–	3,150
Mr. Lawrence Gozlan	–	–
Saama Technologies	–	24

Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx. Amounts paid to Saama Technologies in regard to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28, 2023, Mr. Lawrence Gozlan, a Director of the Company, and the Company entered into a Consultancy Agreement of up to US$300 thousand in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement was effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125 thousand for the year ended June 30, 2024.

On September 19, 2024, Mr. Lawrence Gozlan, a Director of the Company, and the Company entered into a Consultancy Agreement of up to US$275 thousand in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital Raising. The consultancy agreement was effective for the financial year June 30, 2025. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in the Statement of Profit or Loss under Administrative expenses are consultancy costs of US$275 thousand for the year ended June 30, 2025.

Notes to the Consolidated Financial Statements (continued)

33. Cash flow statement reconciliation

(a) RECONCILIATION TO CASH AT THE END OF THE YEAR

	2025 US$ (000's)	2024 US$ (000's)
Cash at bank and in hand (Note 18)	48,443	172,471
	48,443	172,471

(b) RECONCILIATION OF NET LOSS AFTER TAX TO NET CASH FLOWS FROM OPERATIONS

	2025 US$ (000's)	2024 US$ (000's)
Net loss for the year	(162,791)	(220,242)
Adjustments for:		
Income tax benefit recognized in profit or loss	(6,947)	(9,412)
Net loss on disposal of non-current assets	3	–
Write off of Property, Plant and Equipment	50	–
Depreciation of non-current assets	7	19
Depreciation of right-of-use asset	84	84
Share-based payments expense	6,128	5,085
Interest expense on DFA*	46,457	30,263
Gain on remeasurement of financial liability – DFA	–	(387)
Fair value (gain)/loss on investor options	(28,283)	11,224
Net foreign exchange differences	1,334	107
	18,833	36,983
Changes in working capital:		
Payables	(29,517)	19,503
Receivables	1,007	(790)
Prepayments	3,614	(1,675)
Provisions	112	266
Net cash flows used in operating activities before tax	(168,742)	(165,955)
R&D tax incentive received	10,398	5,926
Current US tax paid	(300)	(986)
Net cash flows used in operating activities	**(158,644)**	**(161,015)**

*   Development Funding Agreement ("DFA").

Notes to the Consolidated Financial Statements (continued)

34. Commitments

(i) CONTRACTED AND COMMITTED RESEARCH PROJECTS AND LICENSE COMMITMENTS

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2025 US$ (000's)	2024 US$ (000's)
Within one year	85	27,383
After one year but not more than five years	60	3,504
After more than five years	–	15
	145	30,902

Currently, the largest Research contract has a 60-day termination clause and all commitments have been limited to a 12-month commitment.

(ii) COMMERCIAL COMMITMENTS

The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT-302 for launch and pre-marketing phase. Expenditure commitments relating to these activities are payable as follows:

	2025 US$ (000's)	2024 US$ (000's)
Within one year	–	63
After one year but not more than five years	–	–
After more than five years	–	–
	–	63

35. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one year total $Nil (2024: $Nil) and those which could become payable in more than one year total $1,224 thousand (2024: $1,084 thousand).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The Group had a bank guarantee outstanding at June 30, 2025 in respect of a rental deposit for its office premises of A$57 thousand (US$38 thousand) (2024: A$64 thousand (US$38 thousand)) and a credit card facility of US$100 thousand (2024:$nil).

Notes to the Consolidated Financial Statements (continued)

36. Key management personnel

(a) COMPENSATION OF KEY MANAGEMENT PERSONNEL

	2025 US$ (000's)	2024 US$ (000's)
Short-term employee benefits	4,809	3,416
Post-employment benefits	166	105
Termination benefits	515	475
Share-based payments expense	3,530	3,215
Total compensation	9,020	7,211

Details of the key management personnel are included within the Remuneration Report section of the Directors' Report.

(b) OTHER TRANSACTIONS AND BALANCES WITH DIRECTOR AND KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES

There were no Director and key management personnel related party transactions during the current or prior financial year other than those disclosed in Note 32.

37. Share-based payments

(a) RECOGNIZED SHARE-BASED PAYMENT EXPENSES

The expense recognized for share-based payments during the year is shown in the table below:

	2025 US$ (000's)	2024 US$ (000's)
Expense arising from equity-settled share-based payment transactions:		
Director and employee services received	6,128	5,085

(b) NON-EXECUTIVE DIRECTOR AND EMPLOYEE SHARE OPTION PLANS

During the 2015 financial year, the Group introduced an ownership-based compensation scheme for non-executive directors, executives and senior employees, the Long-Term Incentive Plan (LTIP) and Non-Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non-executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares.

Each employee share option converts into one ordinary share of Opthea Limited on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights and are not transferable. Options may be exercised at any time from the date of vesting to the date of their expiry.

The number of options granted is subject to approval by the Board and rewards executives and senior employees to the extent of the Group's and the individual's achievement judged against both qualitative and quantitative criteria as determined by the Board on a case-by-case basis.

Notes to the Consolidated Financial Statements (continued)

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	January 31, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	November 30, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	September 30, 2024
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2022
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2023
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2025
LTIP – employee FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
LTIP – employee FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2023
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2024
LTIP – employee FY2023	December 13, 2022	$0459	$0.644	December 13, 2032	December 13, 2025
LTIP – employee FY2023	December13, 2022	$0459	$0.644	December 13, 2032	December 13, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2024
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2025
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2027
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2024
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2025
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2026
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2027
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2024
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2025
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2026
LTIP – employees FY2025	September 16, 2024	$0.278	$0.418	September 15, 2034	Monthly for 36 months

Notes to the Consolidated Financial Statements (continued)

Options/rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2024
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	$0.469	$0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2024
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2026
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	Monthly for 36 months
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2024
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2025
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2026
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2027

The only alteration of terms and conditions was the acceleration of vesting upon termination for Non-executive Directors otherwise all other grants have not been altered.

Notes to the Consolidated Financial Statements (continued)

The vesting condition of options granted under the LTIP for ADS Options to US staff.

ADS Options	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employees FY2022	October 18, 2021	4.970	7.625	October 18, 2031	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	January 10, 2022	5.228	7.515	January 10, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	March 1, 2022	4.116	6.009	March 1, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	April 18, 2022	4.171	6.090	April 18, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	May 23, 2022	4.953	7.116	May 23, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	June 1, 2022	5.175	7.445	June 1, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	June 20, 2022	3.886	5.522	June 20, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	July 1, 2022	4.718	6.350	July 1, 2032	25% of options upon first anniversary and then quarterly thereafter for the next 12 quarters
LTIP – employees FY2023	October 24, 2022	3.479	4.850	October 24, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	October 28, 2022	3.457	5.170	October 28, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	January 16, 2023	3.560	4.929	January 16, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	February 1, 2023	3.935	5.238	February 1, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	February 13, 2023	3.602	5.150	February 13, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	April 18, 2023	2.384	3.545	April 18, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	October 27, 2023	1.110	1.660	October 26, 2033	25% on first Anniversary then monthly for 24 months
LTIP – employees FY2024	October 27, 2023	0.691	1.660	October 26, 2033	Hurdles December 31, 2027 and December 31, 2028
LTIP – employees FY2024	November 1, 2023	1.082	1.660	November 1, 2033	25% on first, second, third and fourth Anniversary

Notes to the Consolidated Financial Statements (continued)

ADS Options	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employees FY2024	November 20, 2023	1.327	1.830	November 19, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	November 22, 2023	1.316	1.890	November 21, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	February 1, 2024	1.940	2.760	February 1, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2024	April 1, 2024	2.820	4.140	March 31, 2034	Over 18 month period or otherwise determined by board
LTIP – employees FY2024	April 3, 2024	2.770	3.950	April 2, 2034	Monthly for 36 months
LTIP – employees FY2024	April 8, 2024	2.640	3.750	April 7, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2024	May 1, 2024	2.310	3.340	April 30, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2024	June 3, 2024	1.860	2.660	June 2, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	2.130	3.150	Sept 15, 2034	Monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	1.518	3.150	Sept 15, 2034	Hurdles December 31, 2027 and December 31, 2028
LTIP – employees FY2025	Sept 16, 2024	2.170	3.150	Sept 15, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	2.180	3.150	Sept 15, 2034	Monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	1.170	3.150	December 9, 2026	Fully vested on separation
LTIP – employees FY2025	November 4 , 2024	2.530	4.340	November 3, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	December 12, 2024	2.020	3.300	December 12, 2034	25% on first Anniversary then monthly for 36 months

Notes to the Consolidated Financial Statements (continued)

(c) FAIR VALUE OF SHARE OPTIONS GRANTED

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past four or five years.

	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP – employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP – employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP – employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP – employees FY2022	0.955	nil	0.955	n/a	10 years	0%	n/a	n/a
LTIP – employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
LTIP – employees FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
LTIP – employees FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
LTIP – employees FY2023	0.643	0.644	0.459	75.00%	7 years	0%	3.30%	Binomial
LTIP – employees FY2024	0.238	0.263	0.153	67.50%	6.5 years	0%	4.10%	Binomial
LTIP – employees FY2024	0.225	0.205	0.157	67.50%	7 years	0%	4.30%	Binomial
LTIP – employees FY2024	0.334	0.261	0.236	67.50%	6.5 years	0%	4.20%	Binomial
LTIP – employee FY2025	0.431	0.418	0.279	70.24%-74.54%	5.04-6.5 years	0%	3.45%-3.57%	Black-Scholes
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial
NED Plan FY2023	0.672	0.672	0.469	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
NED Plan FY2024	0.334	0.382	0.334	67.50%	6.5 years	0%	4.20%	Binomial
NED Plan FY2025	0.368	0.423	0.198	60.14-70.14%	5-5.6 years	0%	4.40%	Black-Scholes

Notes to the Consolidated Financial Statements (continued)

FAIR VALUE OF AMERICAN DEPOSITORY SHARES OPTIONS GRANTED

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility.

	Grant date share price US$	Exercise price US$	Per ADS options US$	Expected volatility	ADS options life	Dividend yield	Risk free interest rate	Model used
LTIP – employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP – employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP – employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP – employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP – employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial
LTIP – employee 2023	6.600	6.350	4.718	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2023	4.810	4.850	3.479	75.00%	7 years	0%	4.30%	Binomial
LTIP – employee 2023	4.850	5.170	3.457	75.00%	7 years	0%	4.10%	Binomial
LTIP – employee 2023	4.959	4.929	3.560	75.00%	7 years	0%	3.60%	Binomial
LTIP – employee 2023	5.450	5.238	3.935	75.00%	7 years	0%	3.50%	Binomial
LTIP – employee 2023	5.030	5.150	3.602	75.00%	7 years	0%	3.80%	Binomial
LTIP – employee 2023	3.360	3.545	2.384	75.00%	7 years	0%	3.60%	Binomial
LTIP – employee 2024	1.660	1.660	1.110	67.50%	6.5 years	0%	4.90%	Binomial
LTIP – employee 2024	1.660	1.660	0.691	67.50%	7.6 years	0%	4.90%	Binomial
LTIP – employee 2024	1.630	1.660	1.082	67.50%	6.5 years	0%	4.70%	Binomial
LTIP – employee 2024	1.920	1.830	1.327	67.50%	7 years	0%	4.50%	Binomial
LTIP – employee 2024	1.920	1.890	1.316	67.50%	7 years	0%	4.50%	Binomial
LTIP – employee 2024	2.760	2.760	1.830	71.71%	6 years	0%	3.81%	Binomial
LTIP – employee 2024	3.030	3.030	2.740	71.64%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	4.140	4.140	3.160	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	3.950	3.950	3.010	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	3.750	3.750	2.490	70.72%	6 years	0%	4.43%	Binomial
LTIP – employee 2024	3.290	3.340	2.180	70.76%	6 years	0%	4.65%	Binomial
LTIP – employee 2024	2.660	2.660	1.750	69.85%	6 years	0%	4.41%	Binomial
LTIP – employee 2025	3.325	3.150	1.520	70.00%	4.29 years	0%	3.37%	Monte Carlo
LTIP – employee 2025	3.330	3.150	2.130	70.24-74.54%	5-6.5 years	0%	3.38-3.45%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	2.170	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	2.180	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	1.170	73.73%	1.23 years	0%	3.81%	Black-Scholes
LTIP – employees FY2025	4.210	4.340	2.530	68.00%-87.00%	5.1-7 years	0%	4.18-4.25%	Black-Scholes
LTIP – employees FY2025	3.300	3.300	2.020	69.00%-87.53%	5.1-7 years	0%	4.17-4.24%	Black-Scholes
Contractor – 2024	3.030	3.030	2.020	71.64%	6 years	0%	4.27%	Binomial
Contractor – 2024	4.140	4.140	2.740	70.68%	6 years	0%	4.34%	Binomial

Notes to the Consolidated Financial Statements (continued)

(d) MOVEMENTS IN SHARE OPTIONS/RIGHTS DURING THE YEAR

The following reconciles the share options/rights outstanding at the beginning and end of the year:

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	35,300,000	0.89	25,450,000	1.04
Granted during the year:				
To employees and directors under the LTIP and NED Plan	16,127,200	0.65	9,850,000	0.30
Exercised during the year	(156,250)	0.21	–	–
Expired during the year	(7,481,867)	2.71	–	–
Balance at end of year	43,789,083	0.51	35,300,000	0.89
Exercisable at end of year	24,354,341	0.60	20,024,203	1.19

The share options outstanding at the end of the year has a weighted average exercise price of $0.60 (2024: $1.19) and a weighted average remaining contractual life of 2,677 days (2024: 2,135 days).

(e) MOVEMENTS IN ADS OPTIONS DURING THE YEAR

The following reconciles the ADS options outstanding at the beginning and end of the year:

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	5,748,000	2.64	1,505,000	5.81
Granted during the year:				
To employees and directors under the LTIP and NED Plan	6,333,500	3.53	4,768,000	1.97
Exercised during the year	(7,500)	1.89	–	–
Expired during the year	(5,094,457)	2.90	(525,000)	5.62
Balance at end of year	6,979,543	3.26	5,748,000	2.64
Exercisable at end of year	2,138,378	3.52	537,914	6.01

The ADS options outstanding at the end of the year has a weighted average exercise price of $3.52 (2024: $6.01) and a weighted average remaining contractual life of 3,159 days (2024: 3,329 days).

Notes to the Consolidated Financial Statements (continued)

(f) MOVEMENTS IN CONTRACTOR ADS OPTIONS DURING THE YEAR

The following reconciles the ADS options outstanding at the beginning and end of the year.

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	277,000	3.14	–	–
Granted during the year:				
To employees and directors under the LTIP and NED Plan	–	–	–	–
To contractors under additional Terms	–	–	277,000	3.14
Exercised during the year	–	–	–	–
Expired during the year	(169,284)	3.14	–	–
Balance at end of the year	107,716	3.14	277,000	3.14
Exercisable at end of year	107,716	3.14	39,220	3.16

38. Auditor's remuneration

The auditor of Opthea Limited is Deloitte Touche Tohmatsu.

	2025 A$	2024 A$
Deloitte and related networks firms:		
Audit or review of the financial report of the entity and any other entity in the consolidated group	$554,700	$562,950
Statutory assurance services required by legislation to be provided by the auditor	–	–
Other assurances and agreed-upon procedures under other legislation or contractual arrangements	–	–
	$554,700	$562,950

39. Events after the balance sheet date

On August 19, 2025, Opthea announced the successful completion of a settlement agreement with the Development Funding Agreement investors. This settlement includes a payment of US$20 million plus equity placement of 9.99% of share capital equivalent to 136,661,003 ordinary shares. The settlement agreement facilitated the release of the security interests and liens over the Company assets and termination of the DFA. Refer to Note 27 for further information.

Besides the above, there are no other matters or circumstances that have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Notes to the Consolidated Financial Statements (continued)

40. Parent entity information

The accounting policies of the parent entity, which have been applied in determining the financial information shown below, are the same as those applied in the consolidated financial statements. Refer to Note 3 for significant accounting policies relating to the Group.

(a) FINANCIAL POSITION

	2025 US$ (000's)	2024 US$ (000's)
Current assets	49,956	186,318
Non-current assets	–	96
Total assets	**49,956**	**186,414**
Current liabilities	(6,319)	(62,161)
Non-current liabilities	(246,992)	(200,546)
Total liabilities	**(253,311)**	**(262,707)**
Net assets	**(203,355)**	**(76,293)**
Issued capital	497,488	466,084
Accumulated losses	(744,838)	(580,244)
Employee equity benefits reserve	22,764	16,636
Fair value of investments reserve	1,085	1,085
Foreign currency translation reserve	20,146	20,146
Total shareholders' equity	**(203,355)**	**(76,293)**

(b) FINANCIAL PERFORMANCE

	Year ended June 30, 2025 US$ (000's)	Year ended June 30, 2024 US$ (000's)
Loss of the parent entity	(164,594)	(220,113)
Other comprehensive income	–	–
Total comprehensive loss of the parent entity	(164,594)	(220,113)

Notes to the Consolidated Financial Statements (continued)

(c) PARENT ENTITY CONTRACTUAL COMMITMENTS FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

The parent entity does not have any contractual commitments for the acquisition of property, plant and equipment for the year ended June 30, 2025 (2024: $Nil).

(d) PARENT ENTITY CONTINGENT LIABILITIES

The Company is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one-year total Us$Nil (2024: $Nil) and those which could become payable in more than one year total $1,224 thousand (2024: $1,085 thousand).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The parent entity had a bank guarantee outstanding at June 30, 2025 in respect of a rental deposit for its office premises of A$57 thousand (US$38 thousand) (2024: A$65 thousand, US$38 thousand).

Opthea Limited had a bank guarantee outstanding at June 30, 2025 in respect of security for US credit card facility of US$100 thousand (2024: Nil).

The Consolidated Entity Disclosure Statement

For the year ended June 30, 2025

Opthea Limited
Consolidated entity disclosure statement as at June 30, 2025

		Body Corporates		Tax residency	
Entity name	Entity type	Place formed or incorporated	% of share capital held	Australia or foreign	Foreign jurisdiction
Opthea Limited	Body corporate	Australia	N/A	Australian	N/A
Vegenics Pty Limited	Body corporate	Australia	100%	Australian	N/A
Opthea US Inc	Body corporate	United States	100%	Foreign	United States

There are no trusts, partnerships or joint ventures within the consolidated entity. Accordingly, none of the above entities was a trustee of a trust within the consolidated entity, a partner in a partnership within the consolidated entity, or a participant in a joint venture within the consolidated entity.

Directors' Declaration

For the year ended June 30, 2025

In accordance with a resolution of the Directors of Opthea Limited, we state that:

1. In the opinion of the Directors:

    a. the financial report and the notes thereto are in accordance with the *Corporations Act 2001*, including:

        i. giving a true and correct view of the Group's financial position as at June 30, 2025 and of its performance for the year ended on that date; and

        ii. complying with Australian Accounting Standards, Corporations Regulations 2001, and International Financial Reporting Standards (IFRS) as disclosed in Note 2 of the financial statements;

        iii. in the Directors' opinion, the attached consolidated entity disclosure statement is true and correct: and

    b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended June 30, 2025.

Signed in accordance with a resolution of the Directors made pursuant to S.295(5) of the *Corporations Act 2001*. On behalf of the Directors:

Jeremy Levin
Chairman
Opthea Limited

Melbourne
September 15, 2025

Lawrence Gozlan
Director
Opthea Limited

Auditor's Independence Declaration

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

477 Collins Street
Melbourne, VIC, 3000
Australia

Tel: +61 (03) 9671 7000
www.deloitte.com.au

15 September 2025

Board of Directors
Opthea Limited

C/- Prime Company Compliance
Level 9, 505 Little Collins St
Melbourne, VIC 3000
Australia

Dear Directors,

Auditor's Independence Declaration to Opthea Limited

In accordance with section 307C of the *Corporations Act 2001*, I am pleased to provide the following declaration of independence to the directors of Opthea Limited**.**

As lead audit partner for the audit of the financial report of Opthea Limited for the year ended 30 June 2025, I declare that to the best of my knowledge and belief, there have been no contraventions of:

- The auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

- Any applicable code of professional conduct in relation to the audit.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Chetan Vaghela

Chetan Vaghela
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Asia Pacific Limited and the Deloitte organisation.

Independent Auditor's Report

To the Members of Opthea Limited

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

477 Collins Street
Melbourne, VIC, 3000
Australia

Tel: +61 (03) 9671 7000
www.deloitte.com.au

Independent Auditor's Report to the Members Opthea Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Opthea Limited (the "Company") and its subsidiaries (the "Group") which comprises the consolidated statement of financial position as at 30 June 2025, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information and other explanatory information, the consolidated entity disclosure statement and the directors' declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the *Corporations Act 2001*, including:

- Giving a true and fair view of the Group's financial position as at 30 June 2025 and of its financial performance for the year then ended; and
- Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 2 of the financial statements which indicates that the Group incurred a net loss of $162.8 million and had a net cash outflow from operating activities of $158.6 million during the year ended 30 June 2025, and, as of that date, the Group had an equity deficit of $201.1 million. The Group has discontinued the development of sozinibercept in wet AMD and is undergoing a full strategic review of the business. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Independent Auditor's Report (continued)

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter
Pursuant to the DFA and amended DFA, Ocelot SPV LP, an affiliate of Carlyle and Abingworth, in collaboration with Carlyle's and Abingworth's development company Launch Therapeutics, and together with a co-investor (together, the DFA Investors) committed to provide Opthea US$170 million in funding. As at 30 June 2025, the full amount of funding has been received by the Group. At 30 June 2025, the amount outstanding was $247 million which is comprised of the principal amount of $170 million and interest accreted of $77 million. Refer to Note 27 for additional information. Under the terms of the DFA, Opthea is required to use commercially reasonable efforts to develop sozinibercept (the product) for the treatment of wet AMD in accordance with the DFA and amended DFA, including pursuant to certain development timelines set forth therein. On 31 March 2025, Opthea announced that, following the negative results of the ShORe and COAST clinical trials, it had agreed together with the DFA investors to discontinue the development of the product with immediate effect. The Joint Steering Committee (JSC) and the DFA Investors agreed that approved discontinuation of the clinical trials does not constitute an event triggering a termination under certain sections of the DFA (being Fundamental Material Breach, Material Breach, Safety Concerns and JSC Decision). Per section 13.4.5.2 of the DFA agreement, the required investors will have the right to terminate the agreement upon written notice to Opthea if the ShORe or the COAST trial is completed or terminated and either: 1. The primary endpoint in such a trial is not achieved or 2. The required investors reasonably determined that the research results of such trial do not support regulatory approval. The DFA does not contain specific terms regarding Opthea's obligations in the event that the clinical trials are discontinued, and no termination event is called by the DFA investors. In addition, the agreement is not clear on Opthea's liability under 13.4.5.2 section 1 of the DFA where the primary endpoint is not achieved and Opthea does not elect to continue development of the product and subsequently achieves success payment trigger	In conjunction with our accounting specialists, our procedures included, but were not limited to: • Assessing the design and implementation of relevant controls in relation to management's accounting for non-routine transactions • Assessing the accounting policy adopted by the Group to account for the DFA in accordance with AASB 9 when the results of clinical trials are negative, and the clinical trials are discontinued • Assessing and challenging management's accounting treatment of the DFA and settlement agreement • Assessing the key assumptions adopted by management on the best estimate of the contractual cash flows We also assessed the adequacy of the disclosures in Note 3, 4, 13 and 27 to the financial statements.

Independent Auditor's Report (continued)

Deloitte.

(i.e. receipt of the first regulatory approval of the product) for the trial. At 30 June 2025, the Company commenced active discussions with the DFA Investors on a potential settlement on the DFA.

On 19 August 2025, the Company and the DFA Investors agreed to a settlement, with the DFA Investors receiving a cash payment of US$20 million and a 9.99% equity stake in the Company, equivalent to 136,661,003 ordinary shares. The settlement arrangement includes termination of the DFA and a release of the DFA Investors' security interest and liens over the Company's assets. The security interest was terminated upon the Company entering into a settlement agreement with the DFA Investors on 19 August 2025 and payment by the Company of $20m USD and the issuance of a 9.99% equity interest in the Company.

In the absence of a termination right exercised by the Investors and specific terms in the DFA regarding Opthea's obligations, the Group exercised significant judgement in determining:

- whether obligations of the Group in terms of the DFA were discharged, expired or settled at 30 June 2025
- the best estimate of the potential contractual cash outflow in the valuation of the DFA
- whether key assumptions used in the measurement of the DFA required revision
- the classification of the DFA as current or non-current
- the accounting and disclosure implications of the settlement agreement

We have therefore spent significant audit effort, including the time of senior members of our audit team, in assessing the appropriateness of these judgements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended 30 June 2025, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor's Report (continued)

Deloitte.

Responsibilities of the Directors for the Financial Report

The directors are responsible:

- For the preparation of the financial report in accordance with the *Corporations Act 2001*, including giving a true and fair view of the financial position and performance of the Group in accordance with Australian Accounting Standards; and
- For such internal control as the directors determine is necessary to enable the preparation of the financial report in accordance with the *Corporations Act 2001*, including giving a true and fair view of the financial position and performance of the Group, and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the Group financial report. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

Independent Auditor's Report (continued)

Deloitte.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 19 to 37 of the Directors' Report for the year ended 30 June 2025.

In our opinion, the Remuneration Report of Opthea Limited, for the year ended 30 June 2025, complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Chetan Vaghela

Chetan Vaghela
Partner
Chartered Accountants

Melbourne, 15 September 2025

ASX Additional Information

1. Distribution of equity securities

The number of shareholders, by size of holding, of quoted fully paid ordinary shares as at August 5, 2025
is as follows:

Category	Fully paid ordinary shares	
	No. of holders	No. of shares
1 – 1,000	2,462	1,391,546
1,001 – 5,000	3,049	8,135,175
5,001 – 10,000	1,092	8,480,292
10,001 – 100,000	923	15,313,015
100,001 and Over	1,134	1,197,996,980
Total	**8,660**	**1,231,317,008**
Number of shareholders holding less than a marketable parcel of shares	1,775	720,586

2. Twenty largest shareholders

The names of the 20 largest holders of quoted fully paid ordinary shares and their respective holdings at
August 5, 2025 are:

Rank	Name	No. of shares	% interest
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	194,136,944	15.77%
2	CITICORP NOMINEES PTY LIMITED	183,915,116	14.94%
3	UBS NOMINEES PTY LTD	166,500,018	13.52%
4	JP MORGAN NOMINEES AUSTRALIA PTY LIMITED	138,447,073	11.24%
5	BNP PARIBAS NOMS PTY LTD	53,851,264	4.37%
6	HSBC CUSTODY NOMINEES(AUSTRALIA) LIMITED-GSCO EDA	47,047,963	3.82%
7	HSBC CUSTODY NOMINEES (AUSTRALIS) LIMITED – A/C2	44,858,465	3.64%
8	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	40,072,530	3.25%
9	MERRILL LYNCH(AUSTRALIA) NOMINEES PTY LIMITED	35,396,820	2.87%
10	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	19,689,961	1.60%
11	INFORMATION LOGISTICS PTY LTD <INFORMATION LOGISTICS A/C>	18,076,530	1.47%
12	NATIONAL NOMINEES LIMITED	16,523,839	1.34%
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	10,336,919	0.84%
14	JADEGLEN INVESTMENTS PTY LTD <DAVID THURIN FAMILY A/C>	9,004,711	0.73%
15	SAFO INVESTMENTS PTY LTD <SAFO INVESTMENT A/C>	8,134,875	0.66%
16	M & S SKYLEISURE PTY LTD, M & S SKYLEISURE No 2 A/C>	6,581,336	0.53%
17	M & S SKYLEISURE PTY LTD, M & S SKYLEISURE No 1 A/C>	6,581,335	0.53%
18	BNP PARIBAS NOMS (NZ) LTD	6,410,388	0.52%
19	ARMADA TRADING PTY LIMITED	5,005,806	0.41%
20	JADEGLEN INVESTMENTS PTY LTD <DAVID THURIN FAMILY A/C>	5,000,000	0.41%
	Totals: Top 20 holders of ordinary fully paid shares	**1,015,571,893**	**82.48%**
	Total remaining holders balance	**215,745,115**	**17.52%**

ASX Additional Information (continued)

3. Substantial shareholders

The following information is current at August 5, 2024 based on information extracted from the substantial shareholding notices given to the Company by shareholders who hold relevant interests in more than 5% of the Company's voting shares:

Name	No. of shares
Regal Funds Management Pty Ltd	319,779,459
Bank of New York Mellon Corporation and its related bodies corporate	99,442,577

4. Voting Rights

Clauses 44 to 53 of the Company's Constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote for each ordinary share held by the member.

The Company's shares are quoted on the Australian Securities Exchange Limited (ASX code: OPT).

Corporate Directory

Company

Opthea Limited
ABN 32 006 340 567

Directors

Jeremy Levin
Non-Executive Director and Chairman

Lawrence Gozlan
Non-Executive Director

Kathy Connell
Non-Executive Director

Sujal Shah
Non-Executive Director

Company Secretary

Karen Adams
BBus, CPA GAICD,FGIA FCG

Registered office

C/– Prime Company Compliance
Level 9, 505 Little Collins Street
Melbourne, VIC 3000 Australia

US Office

103 Carnegie Center Boulevard
Suite 300, Princeton NJ, 08540
USA

Principal administrative office

C/– Prime Company Compliance
Level 9, 505 Little Collins Street
Melbourne, VIC 3000 Australia

www.opthea.com
Telephone: +61 (3) 9826 0399

Bankers

Commonwealth Bank of Australia
Melbourne, Victoria

Auditors

Deloitte Touche Tohmatsu
8 Parramatta Square
Level 37, 10 Darcy Street
Parramatta, NSW 2150 Australia

Solicitors

Allens
Level 40, 101 Collins Street
Melbourne, VIC 3000 Australia

Cooley LLP
3175 Hanover Street
Palo Alto, CA, 94304
USA

Share register

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, VIC 3067 Australia

Telephone: +61 (3) 9415 4000 or

1300 850 505 (within Australia)

Stock exchange listing

Opthea Limited's shares are quoted on the Australian Securities Exchange Limited ASX (code: OPT).

Opthea Limited American Depositary Shares ("ADS") options are quoted on the National Association of Securities Dealers Automated Quotations ("NASDAQ") Stock Market (code: OPT).

This page has been left blank intentionally.

OPTHEA

opthea.com